EXHIBIT 1


                                     SONG
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                           Song Networks Holding AB
                              Song Networks N.V.


                         Description of Restructuring
          Relating to the Plan of Composition ("Akkoord" or the "Plan
                    of Composition") of Song Networks N.V.






         Song Networks Holding AB, a company incorporated under the laws of Sweden ("Song AB" or the "Company"), formerly known as Tele1 Europe Holding AB, and its wholly owned subsidiary, Song Networks N.V., a company incorporated under the laws of The Netherlands ("Song N.V."), formerly known as Tele1 Europe N.V., will participate in an exchange of all outstanding Senior Notes of Song N.V. (the "Notes") (other than those Notes currently held by Song AB or Song N.V.) for a combination of up to a maximum of 3,155,818,200 new ordinary shares (the "Ordinary Shares") and up to a maximum of 345,266,200 convertible preference shares (the "Preference Shares") of Song AB (the "Note Exchange") to holders of Song N.V.'s Senior Notes (the "Noteholders"). The Note Exchange is to be effected pursuant to a Plan of Composition (Dutch:
Akkoord) in The Netherlands. See "The Netherlands Court Proceeding" herein.

         Any securities being offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration requirements.



                               October 18, 2002

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                               TABLE OF CONTENTS

TABLE OF CONTENTS............................................................2
PRESENTATION OF INFORMATION..................................................3
FORWARD LOOKING STATEMENTS...................................................5
BUsiness DESCRIPTION OF THE SONG GROUP.......................................7
THE RESTRUCTURING...........................................................11
Description of Song AB after the Restructuring..............................17
DESCRIPTION OF ARROWHEAD....................................................19
PRO FORMA accounts..........................................................23
RISK FACTORS RELATING TO THE RESTRUCTURING..................................27
EXCHANGE RATE AND OTHER INFORMATION.........................................33
SUBSIDIARIES................................................................35
DESCRIPTION OF SHARE CAPITAL AND PRINCIPAL SHAREHOLDERS.....................36
BOARD OF DIRECTORS AND MANAGEMENT OF THE SONG GROUP.........................44
MATERIAL RELATIONSHIPS AND RELATED TRANSACTIONS.............................48
DESCRIPTION OF MATERIAL INDEBTEDNESS........................................48
ADDITIONAL INFORMATION......................................................49
TAX CONSIDERATIONS..........................................................51
ARTICLES OF ASSOCIATION.....................................................52


                                  ___________

          You should not assume that the information contained in this description of the restructuring (the "Description") is accurate as of any date other than the date appearing on the front cover of this Description The business financial condition, results of operations and prospects of Song AB and Song N.V. may have changed since that date. You should not consider any information in this Description to be investment, legal or tax advice.

         Neither the U.S. Securities and Exchange Commission (the "Commission" or "SEC") nor any state or other securities commission has approved or disapproved of these securities or determined if this Description is accurate or complete. Any representation to the contrary is a criminal offense.

         The distribution of this Description may be restricted by law in certain jurisdictions. Persons into whose possession this Description comes must inform themselves about, and observe, any such restrictions.

                          PRESENTATION OF INFORMATION

         In this Description, unless otherwise specified or unless the context otherwise requires, all references to "Swedish kronor," "Swedish krona" and "SEK" are to the lawful currency of the Kingdom of Sweden, all references to "Norwegian kroner," "Norwegian krone" and "NOK" are to the lawful currency of the Kingdom of Norway, all references to "Danish kroner," "Danish krone," and "DKK" are to the lawful currency of the Kingdom of Denmark, all references to "Finnish markka" or "FIM" are to the former currency of the Republic of Finland and all references to "euro" or "EUR" or "(euro)" are to the lawful currency of the countries of the European Monetary Union, of which Finland is a member. In this Description, unless otherwise specified or unless the context otherwise requires, all references to "dollars," "USD" or "$" are to the lawful currency of the United States.

         Amounts stated in dollars, unless otherwise indicated, have been translated from Swedish kronor, Norwegian kroner, Danish kroner or euro at assumed rates solely for convenience and should not be construed as representations that the Swedish krona, Norwegian krone, Danish krone or euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or any other rate.

         Unless otherwise specified, dollar amounts have been translated from Swedish kronor at the rate of $1.00 = SEK 9.25, from Norwegian kroner at the rate of $1.00 = NOK 7.39, from Danish kroner at the rate of $1.00 = DKK 7.54 and from Euro at the rate of $1.00 = (euro)1.01, using the respective noon buying rates in The City of New York for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on October 11, 2002. Finland has adopted the Euro as of January 1, 1999. Song AB and Song N.V. do not make any representation that the amounts in Swedish kronor, Norwegian kroner, Danish kroner, Finnish markkas or euro have been, could have been or could be converted into dollars at the rates indicated or at any other rates.

         All financial information in this Description represents audited consolidated balance sheets of Song AB as of December 31, 1999, 2000 and 2001 and the related consolidated statements of operations, shareholders equity and cash flows for each of the three years in the period ended December 31, 2001, prepared in accordance with Swedish GAAP ("Swedish GAAP") and audited by Ernst & Young AB, independent auditors (the "Song AB Audited Swedish GAAP Consolidated Financial Statements"). Swedish GAAP differs in certain respects from the United States generally accepted accounting principles ("U.S. GAAP"). See "Summary of Material Differences between U.S. GAAP and Swedish GAAP" below.

         Arrowhead AB ("Arrowhead") prepares its consolidated financial statements in accordance with Swedish GAAP. Swedish GAAP differs in certain respects from U.S. GAAP. See "Summary of Material Differences between U.S. GAAP and Swedish GAAP" below. The consolidated financial statements of Arrowhead for 2000 and 2001 were audited by KPMG AB and Lindebergs Grant Thornton AB, with Thomas Jansson and Peter Bodin respectively as lead auditors. In February 2002 the assets and liabilities of Arrowhead were transferred to Vattenfall Connection AB. Vattenfall Connection AB assumed the name Arrowhead AB and Arrowhead AB became Arrowhead Services AB. The consolidated financial statements of Arrowhead AB (formerly Vattenfall Connection AB) for the six months ended June 30, 2002, are unaudited. The auditors of Arrowhead AB (formerly Vattenfall Connection AB) are Ernst & Young AB, with Erik Astrom as lead auditor.

Summary of Material Differences between U.S. GAAP and Swedish GAAP

         The Song AB Audited Swedish GAAP Consolidated Financial Statements are prepared in accordance with accounting principles that comply with the Swedish Companies Act and Annual Accounts Act and with generally accepted accounting principles in Sweden, all of which differ in certain respects from U.S. GAAP. Below is a listing of the certain differences between Swedish GAAP and U.S. GAAP, and their impact on the net results and shareholders' equity sections of the financials that appear in this Description. The information below is not a comprehensive listing of all differences between U.S. GAAP and Swedish GAAP, instead it represents a brief overview of accounting issues where the differences between U.S. GAAP and Swedish GAAP may result in materially different net results or shareholders' equity.

         Investments

         Under Swedish GAAP investments in equity securities and bonds are carried at (amortized) cost, unless the need for an impairment charge is identified. An impairment charge is considered necessary if the value of the investment is deemed to be permanently impaired. If the market value of investments is lower than the carrying value, it is possible to write the investment down to market value even if the decline in market value is not considered permanent. Investments can thus never be valued at higher than cost.

         Under U.S. GAAP investments are classified as either trading, available for sale or held to maturity. Regardless of classification the investments will be held at market value, but the classification will determine if the change in market value is recorded to the income statement or if it is recorded as other comprehensive income, i.e. as an increase or reduction in equity.

         Derivatives and other financial instruments

         Swedish GAAP contains limited guidance with regards to the valuation of derivatives and other financial instruments. In general they are valued at the lower of cost and market, and they can never be valued at more than cost. Hedge accounting is possible if certain criteria are met. Under U.S. GAAP derivatives and other financial instruments are normally carried at fair value. Hedge accounting is possible, but the criteria are more stringent than those applied under Swedish GAAP.

         Impairment

         Under Swedish GAAP all non-current assets are assessed for potential impairment by applying the same accounting standard, which requires impaired assets to be written down to the higher of the net realizable value and the value in use. Value in use is defined as the discounted value of expected future cash flows expected to be generated by the asset.

         Under U.S. GAAP the methodology for determining impairment charges depends on the underlying asset. For property, plant and equipment the expected undiscounted future cash flows are compared to the carrying value of the assets. If the latter number is higher then the asset is written down to the discounted expected future cash flows. For goodwill and other intangible assets the first step of the analysis is to compare expected discounted future cash flows with the carrying value, and if the latter is higher then the difference is recorded as an impairment charge.

         Equity

         In connection with raising debt in 1999, Song AB issued certain warrants. Under Swedish GAAP the issuance of warrants had no effect on the accounts. Under U.S. GAAP the warrants were recorded as an increase to shareholders' equity, and reversed to income over the term of the loan, which is ten years.

         For certain option programs for personnel and senior executives in Norway, Denmark and Finland no option premiums were paid. Under Swedish GAAP the option programs in question had no effects on the reported results.

         Under U.S. GAAP the market value for the options should be computed and recorded at compensation expense during the vesting period.

         The financial information presented in certain pro forma statements containing estimates of the possible future performance of Song AB is included in this Description and represents the earnings and results compiled in accordance with Swedish GAAP. The historical financial information contained in Song AB's and Song N.V.'s annual reports on Form 20-F and quarterly financial information on Form 6-K filed with or submitted to the Commission to date has been presented in accordance with U.S. GAAP. Swedish GAAP differs in certain respects from U.S. GAAP. See above for a description of the principal differences between Swedish GAAP and U.S. GAAP. Further, pro forma information is included to focus the investor's attention on certain selective components of Song AB's results, and may omit material information, which otherwise would have been presented according to U.S. GAAP. The Pro Forma Statements contained elsewhere in this Description are "forward-looking statements" within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934 which are based on the assumption of occurrence of transactions which have not yet actually occurred and are based largely on Song AB's current expectations and projections about future events and trends, uncertainties and assumptions relating to the restructuring. The Pro Forma Statements should not be used to compare Song AB's financial information with other reporting periods and with other companies.

                          FORWARD LOOKING STATEMENTS

         This Description contains forward-looking statements about Song AB, Song N.V., the Song group (the "Song Group" or the "Group" refers to Song AB and its direct and indirect consolidated subsidiaries) and Arrowhead, including, without limitation, certain statements made in the sections hereof. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "is expected to", "will", "will continue", "should", "would be", "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Although Song AB and Song N.V. believe their expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Many factors could cause the actual results, performance or achievements of Song AB and Song N.V to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Description, as anticipated, believes, estimated or expected. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

     o the financial restructuring (the "Restructuring") of Song AB described in "The Restructuring" section herein fails to occur, or if an alternative financial restructuring that may be less favorable to you occurs,

     o Song N.V. fails to receive sufficient votes in favor of the Plan of Composition in the Dutch Akkoord proceedings, or the creditors of Song N.V. do not approve of the Plan of Composition, or the Dutch court decides not to confirm the Plan of Composition, or such ratification does not become irrevocable before December 13, 2002,

     o Song AB fails to receive the necessary shareholder approval of the financial Restructuring,

     o changes in the competitive and regulatory framework in which the Song Group operates, and in particular the effects of full competition in the European communications industry,

     o    changes in exchange rates,

     o    changes in technological trends,

     o    customers and market concentration,

     o    decline in demand for the Song Group's services,

     o pricing pressures from the Song Group's direct competitors as well as from providers of alternative services,

     o failures, shutdowns or service disturbances with respect to the Song Group's network,

     o    worsening carrier and Internet data market weakness, and

     o general competitive and market factors on a global, regional and/or national basis.

         This Description also contains certain forward-looking statements relating to Arrowhead's business and the sectors in which it operates. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "is expected to", "will", "will continue", "should", "would be", "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views of Arrowhead with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Arrowhead to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Description as anticipated, believes, estimated or expected.

         Song AB, Song N.V. and Arrowhead do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set out in this Description.

                    BUSINESS DESCRIPTION OF THE SONG GROUP

         References to "Song AB" or the "Company" refer to Song Networks Holding AB and references to "Song N.V." refer to their wholly owned subsidiary, Song Networks N.V. References to the "Song Group" and the "Group" refer to Song AB and Song N.V, along with a number of wholly owned operating subsidiaries of Song N.V.

Song Group Business Description
Business overview

         Song AB and Song N.V. are data, Internet and telecommunications operators in the Nordic region and, along with a number of wholly owned operating subsidiaries of Song N.V., are members of the Song Group. With its own infrastructure as the base, the Song Group offers a broad range of communications services within data, Internet and voice. The strategy is to connect corporate customers via fiber or DSL technology with the highest practicable capacity. The Group's business concept is to offer a holistic solution for data, Internet and voice services to businesses in the pan-Nordic region. The Song Group's solutions are integrated and customized to meet each customer's specific requirements. Via broadband connections to the Group's Nordic fiber network, customers gain access to data and telecom services.

         The Group's objective is to strengthen its position as the leading competitive provider of broadband communications services to corporate customers in the Nordic region. The Group's current customer base consists of customers connected directly to the Group's network and customers accessing the Group's services indirectly through third party networks using a special dial-in prefix. DSL technology lets the Song Group use existing copper wire owned by incumbent telecommunications operators to transmit data at high speeds for customers that are not connected to the Group's local access networks by the Group's own fiber optic cable.

Strategies

Focus on Corporate Customers

         The target customers for the Song Group include Nordic businesses, as well as Internet service providers, resellers and other carriers.

Offering Holistic Solutions

         The Song Group offers integrated holistic solutions for data, Internet and voice as well as server and web hosting and other value-added services. The Group's customers can buy every communication solution from the same supplier with only one contract and one invoice.

Top Class Customer Service

         Top class customer service is important for attracting and retaining customers, and for selling additional services. The Song Group works on constantly improving its quality of customer service.

Focus on Core Activities

         The Group's core activity is to sell network solutions for data, Internet and voice to businesses in the Nordic region. The Song Group continues to focus its efforts on increasing this share of its activities.

Network

         In 2001, the Group completed a broadband optic fiber network covering Sweden, Denmark, Finland and Norway. Local access networks have been established in the largest cities throughout the Nordic region and connected with a backbone network, which together creates one of Europe's most advanced broadband networks for data, Internet and voice traffic. As of December 31, 2001, the intercity network consisted of approximately 12,706 route kilometers consisting of 7,588 route kilometers of fiber or fiber-ready duct that the Group had acquired or that the Group had leased on a 15 to 20 year basis and 5,118 route kilometers of fiber or fiber-ready duct that the Song Group had constructed. Substantially all of the intercity network consists of fiber that the Group operates under indefeasible rights of use or fiber that the Group has built and owns, although the Song Group will continue to utilize three to five year leases for lower traffic routes.

         The Song Group operates a total of twelve switches in Stockholm, Gothenburg, Malmo, Oslo, Copenhagen and Helsinki.

         In January 2002, the Group increased its backbone fiber by approximately 2,500 kilometers through the acquisition of an international fiber optic ring from the bankruptcy estate of Enitel of Norway. This "euroring" allows the Song Group to link the Nordic fiber network with the United Kingdom, The Netherlands and Germany, giving the Group almost unlimited capacity in the Nordic region and Northern Europe.

         Two methods are used to directly connect customers when installing local access networks:

o Installation of optical fiber in areas where potential customers are highly concentrated; and

o DSL technology on existing copper wires in areas with lower concentration of businesses or as a complement to optical fiber.

         The network has been built to be expandable, flexible and reliable. The network is also redundant, meaning that it has mutually connected loops, to enable traffic to be diverted, should a problem occur. The backbone network is built to handle intensive traffic between the local access networks and the inter-city fiber loops located in the larger cities of the Nordic region.

Corporate structure

         Song Networks Holding AB is a public company organized under the laws of The Kingdom of Sweden. Song Networks N.V., is a public company with limited liability formed under the laws of The Netherlands.

Business Segments

         The Song Group's business is divided into two business segments:
Voice and Other, and Data and Internet:

Voice and Other

         The Group's solutions to meet the telephony requirements of its corporate customers are based on a series of services designed to support business operations. For corporate customers, telephony is business-critical, and solutions must be smart, efficient and simple. These solutions cover everything from agreements on call traffic to more advanced services such as Hosted IP/PBX - the first high quality IP telephony service in the Nordic region for corporate customers.

         The Song Group currently offers the following voice and voice related services:

DA/IA - Direct Access/Indirect Access
         Traditional basic telephony for incoming and out-going traffic. Businesses can choose between direct or indirect access to Group's network.

VPN - Virtual Private Network
         A virtual private network connects customers with employees in multiple locations over a public network while making it look like they are using their own private network. VPN also enables the customer to isolate costs and allocate invoicing of charges for telecommunications services within a closed group of users, thus providing benefits of scale that a large telecommunications network cannot supply.

Hosted IP/PBX
         A complete voice solution for small and mid-sized businesses. Hosted IP PBX contains a virtual switchboard function, voice mail, a web-based user interface and administration tool. Customers of this service need only a single connection for both telephony and data. The customer connects its telephones to the data network and through the same network receives access to exchange functionality and becomes a Song Group connected voice customer. Operation and maintenance is the responsibility of the Song Group. Meanwhile, the customer gets the opportunity of conducting a large amount of administration itself through the web interface as part of the service.

MD110 Business Services - a private business exchange
         A flexible communication solution that changes as the customer develops its business. The Song Group owns and manages the technology, taking care of service, maintenance and continual monitoring. It is simple to add or remove extensions and offices.

Unified Messaging, (UM) - Message Center
         Gives customers the capability to read e-mail and telefaxes and listen to voice messages via the same web interface.

TeleConference
         Three or more people can hold a conversation in a simple, flexible and cost-effective way. This service can be complemented with several functions such as recordings and side conferences.

Data and Internet

         The Song Group offers advanced data and Internet solutions, including web and server hosting, to meet the demands of businesses for fast and secure communication of the highest quality. A central role of the service is to connect companies' different local networks to the Song Group's IP network for fast and simple communication between a company's local LAN-interconnect data network.

         High availability and capacity is achieved through the Group's own fiber network in the Nordic region, linking all the major connection points to ensure optimum traffic transfer via the Internet.

         The Song Group offers the following data, Internet and hosting services:

IP/VPN
         The Song Group is one of the leading players in IP/VPN. The service means that the customer connects its local network to the Group's IP network. IP VPN service provides a flexible and secure platform for customers to connect to their local area networks. IP VPN has an extensive list of add-on features available, including a centralized firewall, redundant connections, international connections, hosting and dial in services. IP-VPN is a private network where the Group's customers' privacy is secured with MPLS (Multi Protocol Label Switching) technology. IP-VPN access speeds vary from GSM modem speeds to 100 Megabits per second fiber speeds. This makes quick and simple communication between the customer's different offices possible. The Song Group uses the latest IP technology to offer cost-efficient solutions. Broadband capacity varies between 256 Kbit/s to 1 Gbit/s.

Internet access
         Fixed Internet connections, 128 Kbit/s to 1 Gbit/s, with a range of value-added services for corporate customers. The Group's Nordic network is connected to all the Internet points and agreements exist with a number of global operators for international traffic.

Shared Hosting
         The Song Group offers web subscription to customers who require smaller web hosting solutions. The service entails renting space on the Group's servers, with the possibility to connect different databases and functions such as live statistics, SQL databases, password protection of libraries and search engines.

Dedicated Hosting
         Unlike services in a shared hosting environment, this service means that the customer's database is located on a dedicated server, meaning that the customer is not affected by other businesses using system resources. The Song Group is responsible for operations, security, back-ups and continual monitoring of the server to ensure optimum availability and performance.

Competitors

         The Song Group mainly competes with the incumbents, such as Telia, TeleDenmark, Telenor and Sonera, and with other established players focused on the corporate market.

         The state of competition on domestic markets differs for data and telecommunication. Apart from the incumbents, our main competitors in the data communications segments are Utfors in Sweden and NextGentel in Norway. In addition to the incumbents, the telecommunication competitors are Telenordia, MCI Worldcom, Tele2, Orange Sonofon, Elisa and Finnet members.

Recent Developments

         For a description of the recent developments of Song AB and Song N.V., please see the quarterly earnings releases of Song AB on Forms 6-K, "Press release dated May 14, 2002: Song Networks Holding AB Announces First Quarter 2002 Results," "Press release dated August 13, 2002: Song Networks Holding AB Announces Second Quarter 2002 Results" and the quarterly financial statements of Song N.V. on Forms 6-K, "Quarterly Report for the First Quarter of the year 2002" and "Quarterly Report for the Second Quarter of the year 2002," as filed with the Commission.

Planned Future Activities

         The Song Group and Song AB are planning to continue operations as they have been described above. The Group will continue to sell voice and data communication services, among others, to corporate customers in the Nordic region. The Song Group will continuously work to focus its efforts on increasing this share of its activities to improve current, and develop new, service offerings in order to continue to meet customer expectations.

         Upon the required confirmation of the Akkoord by the Dutch court, and completion of the Note Exchange, the indebtedness of Song N.V. will effectively be eliminated. Song N.V. will eventually be liquidated.

         For a description of the prospects of Song AB and Song N.V., please see the quarterly earnings releases of Song AB on Forms 6-K, "Press release dated May 14, 2002: Song Networks Holding AB Announces First Quarter 2002 Results," "Press release dated August 13, 2002: Song Networks Holding AB Announces Second Quarter 2002 Results" and the quarterly financial statements of Song N.V. on Forms 6-K, "Quarterly Report for the First Quarter of the year 2002" and "Quarterly Report for the Second Quarter of the year 2002," as filed with the Commission.

Planned Future Investments

         As described above, the Song Group has in all significant aspects completed its Nordic broadband network. Investments in the future, except for the proposed acquisition of Arrowhead described in the section "The Restructuring" herein, will be customer driven. This means that investments will be made on an as-needed basis to connect new customers to the Song
Group's network and to give necessary support to these customers. These investments comprise of, e.g., connecting new properties to the broadband network or connecting new customers in already connected properties. Also, the Song Group will need to invest in the maintenance of the network. However, all in all, the Song Group expects future investments to be significantly lower than historical levels. Total capital expenditures are now expected to total approximately SEK 400 million annually from 2003. For the combined fiscal years of 2003 and 2004, as a result of the acquisition of Arrowhead, operating synergies are expected, including capital expenditures savings of SEK 100 million. See "Description of Song AB after the Restructuring" herein, "Press release dated August 13, 2002: Song Networks Holding AB Announces Second Quarter 2002 Results" and for additional information, item 5, "Operating and Financial Reviews and Prospects - Operating Results" and "Liquidity and
Capital Resources" of the 2001 Annual Report on Form 20-F for Song AB and of the 2001 Annual Report on Form 20-F for Song N.V. as filed with the Commission.

                               THE RESTRUCTURING

Restructuring Background

         Since its formation, the founders and managers of Song AB, previously named Tele1 Europe, have had the vision of building a Nordic full-service alternative to existing public telecommunication operators. Consistent with an international deregulation trend, several similar alternative operators were founded in Europe and the U.S. in the 1990's. Instrumental in many of these companies' strategies to compete with already established operators was to build and manage their own network infrastructure. The alternative to building a wholly-owned network infrastructure was, and still is, to lease capacity from capacity wholesalers. Building a network infrastructure is very capital intensive, and most of these alternative operators, including Song AB, funded the large capital expenditures through the issuance of debt and/or equity.

         In general, these companies' business plans were based on the assumption that the companies would become cash-flow positive within a certain time period, and then be able to either repay or refinance their debt. During the second half of 2001, Song AB and many of the other alternative operators experienced increasing difficulties in expanding their businesses at the pace required to reach this position. As a consequence, many alternative operators throughout the telecommunications industry became financially distressed during the second half of 2001 and the first half of 2002. In some cases, the operations were performing satisfactorily, albeit growing at a slower pace than forecasted, whilst in others, the operations themselves had failed. Companies whose difficulties were caused primarily by a financial crisis rather than an operational failure entered into restructuring proceedings. To date, several such restructuring processes are in progress or have been finalized in both the U.S. and in Europe.

         The telecommunications business is capital intensive. Song AB used and will continue to need large amounts of capital to fund capital expenditures, working capital, debt service and operating losses. Song AB historically met these liquidity requirements through issuance of high-yield debt and equity in the capital markets. Both the equity and debt capital markets have recently experienced periods of significant volatility, particularly for securities issued by telecommunications and technology companies. The ability of telecommunications companies to access those markets as well as their ability to obtain financing provided by bank lenders and equipment suppliers has become more restricted and financing costs have increased. During recent periods, the capital markets have been largely unavailable to new issues of securities by telecommunications companies. As a result of these factors, and together with Song AB's substantial leverage, the Company currently does not have access to its historic sources of capital.

         Song AB has a funding history similar to most of its peers in the telecommunications community. To date, Song AB has raised approximately SEK
5.1 billion (USD $545.0 million) through equity issues and SEK 5.0 billion (USD $536.3 million) through issue of Notes. The Notes were issued by Song AB's wholly owned subsidiary Song N.V. Since founded, Song AB has financed its operations through operating cash flows, equity contributions and long-term debt financing.

         During the last twelve months, while Song AB continued to have sufficient liquidity to meet its near term obligations, it recognised the negative impact of the collapsing European and U.S. telecommunications markets on its ability to service its debt. As a result, the Company has experienced the same deterioration of its financial position as many other alternative carriers. Song AB began to implement a strategy to preserve and maximise its enterprise value. This strategy included the implementation of cost-cutting measures and the commencement of discussions with certain third parties regarding strategic alternatives for its business, in an effort to attract additional necessary funding for the Company. However, before any additional investments in the Company could be made, it was required that Song AB complete a financial restructuring, whereby the Company's financial situation could be restructured in an orderly manner, without disrupting its operations.

         On July 9, 2002, Song AB announced plans for a proposed business combination with Telenor Business Solutions ("Telenor"), subject to a successful restructuring of Song AB's financial position through an exchange of Notes for cash and equity in Song AB. An ad hoc committee of Noteholders rejected this proposal at an early stage, and on August 13, 2002, Song AB withdrew from the agreement with Telenor.

         On September 9, 2002, Song AB announced that a financial restructuring and investment agreement in principle had been reached with an ad hoc committee of Noteholders (the "Committee"), Vattenfall AB ("Vattenfall") and Stena Adactum AB ("Stena") in support of a restructuring and investment plan for the Company. The Committee collectively owns approximately 64 per cent of the principal amount of Song N.V.'s outstanding Notes.

         On October 8, 2002, Song AB and Song N.V. entered into the Restructuring Agreement with the Committee, Vattenfall and Stena. The proposed Restructuring of the Song Group was memorialized and confirmed in the Restructuring Agreement.

         On October 10, 2002, Song N.V. filed a request for suspension of payments (Surseance). Concurrently with the filing of this request, Song N.V. submitted its proposed Plan of Composition, on which agreement has been reached with the Committee, to the District Court in Amsterdam (the "Court"). The Restructuring, which is described in detail below, is to be effected through a debt-for-equity swap of the Notes, in combination with the Equity Investors injecting additional capital and assets into Song AB. As part of the Restructuring, Song AB will acquire 100% of the shares of Arrowhead from Vattenfall and Vattenfall will subscribe for additional Ordinary Shares in Song AB.

         Following the Restructuring, the Song Group will be virtually debt free and fully funded on a consolidated basis with new strong owners and an extended network. The Restructuring will substantially deleverage the Company's balance sheet and is expected to fund the Company to a cash flow positive position in the second quarter of 2004. The management of the Company believes that the Song Group will be well positioned to fully concentrate on continuing to develop its high quality services to its customers.

Reasons for the Restructuring

         The Company believes that the Song Group's operations present attractive future growth and profitability prospects, should the current financial distress be resolved. Consequently, the Song Group has determined that it would be in the best interests of the Company's and Song N.V.'s stakeholders, including Noteholders and shareholders, to find a solution through which the present operations can continue as a going concern.

         The Restructuring, which is described in detail below, includes the following transactions:

         (i) The Note Exchange, i.e., a debt-for-equity swap in respect of the Notes, through which Noteholders exchange outstanding Notes of Song N.V. for newly issued Ordinary Shares and Preference Shares of Song AB;

         (ii) The equity investment (the "Equity Investment"), i.e., an issue of Ordinary Shares of Song AB, for a cash amount of SEK 300 million, directed to Vattenfall and Stena;

         (iii) A rights offering (the "Rights Offering") of up to a maximum of SEK 97,042,842 for a subscription price of SEK 0.26 per share, first, to participating pre-Restructuring shareholders who have elected to subscribe for remaining Ordinary Shares, and then, to any underwriter or guarantee consortium;

         (iv) A rights offering of convertible notes (the "Convertible Notes") of up to a maximum of SEK 82,942,000 in aggregate principal amount for a subscription price in cash of SEK 1,000 per Convertible Note, first, to participating pre-Restructuring shareholders who have elected to subscribe for remaining Convertible Notes, and then, to any underwriter or guarantee consortium;

         (v) An issue of Convertible Notes of SEK 15 million in aggregate principal amount directed to Stena; and

         (vi) An acquisition by Song AB of 100% of the shares of Arrowhead (the "Arrowhead Acquisition") from Vattenfall for SEK 100 million, and an issue of Ordinary Shares of Song AB for a total of SEK 100 million directed to Vattenfall.

In addition, it is envisaged that there will be a 100 to 1 reverse stock split (the "Reverse Stock Split") of Song AB's Ordinary Shares and Preference Shares. The Reverse Stock Split will be voted on by the extraordinary general meeting (the "Extraordinary General Meeting" or "EGM") and is proposed to be implemented before the final closing of the Note Exchange. The terms of the Restructuring will be adjusted accordingly.

         The shareholdings following all of the above transactions, assuming full participation and subscription in the issuances under the Restructuring by participating pre-Restructuring shareholders of Song AB and full conversion of Convertible Notes and Preference Shares, is envisaged to be:

Noteholders                                      60.00 %
Vattenfall                                       19.82 %
Stena                                             7.27 %
Pre-Restructuring Song AB shareholders           12.91 %
--------------------------------------------------------
Total:                                           100.0 %

         It is the Company's view that the Restructuring is the most attractive solution for the Company's and Song N.V.'s stakeholders given the current state of the market and the Group's financial position.

The Restructuring

Note Exchange
         Subject to and pursuant to the resolutions of the Song AB Extraordinary General Meeting scheduled for November 11, 2002, and subject to the final confirmation of the Akkoord by the Court (such that no further appeal is possible) anticipated in December 2002, and in accordance with the terms and conditions of the Restructuring Agreement, Noteholders will receive Ordinary Shares and Preference Shares from Song AB, such that, assuming full participation by Noteholders in the Note Exchange (without accounting for the Preference Shares, the Equity Investment, the Rights Offering, the Convertible Notes and the Arrowhead Acquisition), the Noteholders would hold 95 % of the total outstanding share capital of Song AB.

         Notes may be exchanged for a period of approximately five months after the commencement date of the Note Exchange. Any Notes that have not been validly exchanged for Ordinary Shares and Preference Shares of Song AB, on or before May 2, 2003, will be automatically cancelled and cease to exist on that date pursuant to the terms of the Dutch Akkoord. The exchange process may consequently take until May 2, 2003 to be fully completed and as a practical implication, the final dilution of pre-Restructuring shareholders as a result of the Note Exchange will be pending until that date. As soon as reasonably practicable following the final closing date of the Note Exchange on May 2, 2003, and in accordance with relevant Dutch law, Song AB will cause Song N.V. to be liquidated. The corporate existence of Song N.V. will thereafter cease.

Equity Investment

         Subject to EGM resolution and approval of the Akkoord, Vattenfall and Stena will on or about January 10, 2003 together invest SEK 300 million in the form of a subscription for 1,153,846,154 Ordinary Shares of Song AB, of which Vattenfall will subscribe for 769,230,769 Ordinary Shares and Stena will subscribe for 384,615,385 Ordinary Shares. The subscription price to be paid in cash by Vattenfall and Stena for the Ordinary Shares to be issued in the Equity Investment is SEK 0.26 per share, for a total of SEK 200 million by Vattenfall and SEK 100 million by Stena.

Rights Offering

         Subject to EGM resolution and approval of the Akkoord, pre-Restructuring Song AB shareholders will in connection with the Restructuring have the opportunity to subscribe for Ordinary Shares of Song AB up to a maximum of SEK 97,042,842 in a Rights Offering. The record date (the "Record Date") for participation in the Rights Offering will be December 16, 2002. The subscription period will start on December 20, 2002, and end on January 17, 2003. For each four Ordinary Shares held on the Record Date, the holder will be entitled to subscribe for nine Ordinary Shares at a price of SEK
0.26 per share. Assuming full subscription, a maximum of 373,241,700 Ordinary Shares may be issued.

         To the extent the Rights Offering is not fully subscribed for by Song AB's pre-Restructuring shareholders, the remaining balance of the Rights Offering may be issued to any underwriter or guarantee consortium, of which such consortium may consist of pre-Restructuring shareholders, Noteholders and/or other investors.

Convertible Notes

         Subject to EGM resolutions and approval of the Akkoord, Song AB's pre-Restructuring shareholders concurrently with the Rights Offering will have the opportunity to subscribe for up to SEK 82,942,000 of Convertible Notes at a subscription price in cash of SEK 1,000 per Convertible Note. The record date for participating in the Convertible Notes offering will be December 16, 2002. The subscription period will start on December 20, 2002, and end on January 17, 2003. Independently, Stena will subscribe for an additional SEK 15 million aggregate principal amount of Convertible Notes shortly after the end of the Initial Subscription Period for the Note Exchange. Each Convertible Note may, at the option of the holder of the Convertible Note and until its maturity five years from issuance, be converted into Ordinary Shares in Song AB at a conversion rate of SEK 0.39 per share. The Convertible Notes will accrue interest at an annual rate of 7 per cent, payable annually in cash by Song AB on December 30.

         To the extent the Convertible Notes offered to pre-Restructuring Song AB shareholders are not fully subscribed, the remaining balance of the Convertible Notes may be subscribed for by Noteholders or other investors. The offering of the Convertible Notes to the pre-Restructuring Song AB shareholders may be underwritten by one or more investment banks or guaranteed by a consortium comprised of Noteholders and/or other investors.

Arrowhead Acquisition

         On January 10, 2003, Song AB will acquire 100% of the shares of Arrowhead from Vattenfall for SEK 100 million. Simultaneously with the acquisition of Arrowhead, Vattenfall will subscribe for 384,615,385 Ordinary Shares of Song AB, each for a subscription price of SEK 0.26 per share, for a total of SEK 100 million. The Arrowhead Acquisition will be implemented pursuant to the Share Purchase Agreement dated October 8, 2002 between Vattenfall and Song AB relating to all issued shares in Arrowhead.

         After the acquisition of Arrowhead, Song AB intends to integrate Arrowhead's organization and network with the Song Group's operations. As a result of the Arrowhead Acquisition, Song AB will have increased its market shares in the Internet and data business areas, as well as improved its service portfolio within these areas. Some of the potential synergies envisaged as a result of the acquisition are described further in "Description of Song AB after the Restructuring" section herein and "Pro Forma Accounts" herein.

Reverse Stock Split

          At the EGM, Song AB will propose for approval a resolution relating to a 100 to 1 Reverse Stock Split of Song AB's Ordinary Shares and Preference Shares. Upon completion of the Reverse Stock Split, the nominal value per Ordinary Share and Preference Share will be SEK 5; and share amounts, nominal values and conversion rates stated herein will need to be adjusted to reflect the effectiveness of such Reverse Stock Split. If the proposed Reverse Stock Split is not effected, following the Restructuring there will be more than approximately 5.4 billion Ordinary Shares outstanding (on an as-converted basis, that is, assuming the conversion of all Preference Shares, Convertible Notes and full subscription for the Rights Offering and Equity Investment), and the share price would likely be below a price that would facilitate normal trading. The management of Song AB believes that the Reverse Stock Split is necessary in order to normalize the post-Restructuring trading of the Ordinary Shares (and the Preference Shares, if a liquid trading market organizes) by reducing the number of outstanding Ordinary Shares and thereby increasing the implied equity value per Ordinary Share.

Conditions

         The Restructuring is subject to several conditions, including:

     o Song AB's shareholders at the EGM adopting appropriate resolutions in favor of, and to authorize each of, the Note Exchange, the Equity Investment, the Rights Offering, the Convertible Notes issuances and the issuance of Ordinary Shares to Vattenfall in relation to the Arrowhead Acquisition as described above;

     o    Approval of the Plan of Composition at the Creditors' Meeting; and

     o Final confirmation of the Akkoord by the Court (such that no further appeal is possible).

Corporate Governance

         It is currently intended that, following the completion of the Note Exchange and the Equity Investment, the board of directors of Song AB will consist of at least six directors, with the initial board of directors following the Note Exchange to consist of three members who are nominated by the former Noteholders, one member nominated by Vattenfall, one member nominated by Stena and one independent director mutually acceptable to the former Noteholders, Vattenfall and Stena. Thereafter, an independent nominating committee is to be formed to nominate directors for election that are representative of the post-Restructuring equity ownership of Song AB.

The Netherlands Court Proceedings

         On October 10, 2002 Song N.V. was granted a suspension of payments (Surseance) by the Court. With its filing for the suspension of payments, Song N.V. has also filed its proposed Plan of Composition, as amended (the "Akkoord" or the "Plan of Composition") on which agreement has been reached with the Committee.

         The Akkoord provides for all debt owed to the Noteholders(1) by Song N.V. (other than any Notes held by Song AB and its direct and indirect subsidiaries) to be exchanged for Ordinary Shares and Preference Shares in its parent company, Song AB, as described in the section "The Restructuring" herein.


--------------------
(1) The Company believes that there are no, or virtually no, inter-company claims (other than claims of Song AB in respect of Notes held by it) or other ordinary creditors.



         In its decision of October 10, 2002, the Court appointed Mr.drs. A.S.K. Terng, AKD Prinsen Van Wijmen, Orlyplein 50, 1043 DP Amsterdam, The Netherlands, Telephone +31 20 582 4200 and Facsimile +31 20 582 4060 and email: song@akd.nl as administrator (the "Administrator") in the suspension of payments and Mrs. A. van Dijk, member of the Court, as Supervising Judge.

         The Court has further decided that the Creditors' Meeting to vote on the Akkoord will be held on November 21, 2002, at 10:30 am CET.(4:30 am New York City Time) The Creditors' Meeting will be held at Parnassusweg 220 in Amsterdam, The Netherlands. In order for creditors to be entitled to vote their claims, each creditor should file his or her claim with the Administrator no later than November 7, 2002.

         Pursuant to Section 265 of the Dutch Bankruptcy Code (containing a last recourse for late creditors), claims that have been filed with the Administrator no later than the second day prior to the date of the Creditors' Meeting (therefore no later than November 19, 2002), will be admitted if neither the Administrator nor the creditors present at the Creditors' Meeting make objections.

         Noteholders as of the voting record date, October 11, 2002, who wish to be represented at the Creditors' Meeting without attending may execute a power of attorney to vote their Notes at the Creditors' Meeting by overnight couriering the form of power of attorney enclosed in the voting package materials to the respective Dutch law firm (particulars of which are provided in the voting package materials). Such Noteholders may also directly file their claims with the Administrator and may be represented at the Creditors' Meeting by a holder of a written proxy or by a lawyer registered with the Court.

         If the beneficial interest in the Notes is vested in a party other than the registered holder of a Note (the "Ultimate Beneficial Owner"), such Ultimate Beneficial Owner may file its claim with the Administrator and vote at the Creditors' Meeting (and give a power of attorney in respect thereof), provided that it demonstrates that it is the Ultimate Beneficial Owner of such Notes, by submitting a copy of a satisfactory statement of account from a bank, brokerage, or other intermediary showing to that effect.

         Only Ultimate Beneficial Owners holding Notes on October 11, 2002 at 10:00 pm CET (4:00 pm New York City Time) are allowed to vote at the Creditors' Meeting.

Important Notice

         Noteholders are advised that, pursuant to the Dutch Bankruptcy Act, the effect of creditors filing their claim but not voting will be the same as filing and voting against the acceptance of the Akkoord.

         If the Akkoord is adopted by the majority percentages required by Dutch law and is subsequently confirmed by the Court, the Akkoord will be binding upon all unsecured non-preferred creditors of Song N.V., including the Noteholders, irrespective of whether they have filed their claims and irrespective of the way they have voted. As soon as reasonably practicable following the Closing Date of the Note Exchange on May 2, 2003, and in accordance with relevant Dutch law, Song AB will cause Song N.V. to be liquidated. The corporate existence of Song N.V. will thereafter cease.

         In the event that Song N.V.'s creditors do not accept the Plan of Composition at the Creditors' Meeting, the Court may at its discretion, declare Song N.V. bankrupt. Such a declaration would put Song N.V. into liquidation. In addition, even if creditors of Song N.V. approve the Plan of Composition, the Court may decide not to confirm the Akkoord, and in its discretion, declare Song N.V. bankrupt. Such a declaration would also put Song N.V. into liquidation. For additional discussion of these risks, and others, please see the specific factors set forth in the "Risk Factors" section herein.

Time Schedule

         Completion of the Restructuring, which is expected to close May 2, 2003, is subject to the (i) passing of the necessary resolutions at the EGM which is scheduled for November 11, 2002, (ii) approval of the Plan of Composition at the Creditors' Meeting which is to take place on November 21, 2002; and (iii) final confirmation of the Akkoord by the Court (such that no further appeal is possible) which is anticipated in December 2002. The final closing date for the Note Exchange, and all other Restructuring transactions, is expected to occur on or about May 2, 2003.


                DESCRIPTION OF SONG AB AFTER THE RESTRUCTURING


Market Position and Future Prospects After a Completed Restructuring

         Following the Restructuring, assuming full subscription of all issues, the Song Group will be virtually debt free and substantially fully funded on a consolidated basis with new strong owners and an extended network. The Restructuring will substantially deleverage the Company's balance sheet and is currently expected to fund the Company to a cash flow positive position in the second quarter of 2004. The Song Group will be well positioned to fully concentrate on continuing to develop its high quality services to its customers.

Arrowhead Acquisition

         On January 10, 2003, Song AB will acquire 100% of the shares of Arrowhead from Vattenfall for SEK 100 million. Simultaneously with the acquisition of Arrowhead, Vattenfall will subscribe for 384,615,385 Ordinary Shares of Song AB, each for a subscription price of SEK 0.26 per share, for a total of SEK 100 million. The Arrowhead Acquisition will be implemented pursuant to the Share Purchase Agreement dated October 8, 2002 between Vattenfall and Song AB relating to all issued shares in Arrowhead. As a result of the acquisition of Arrowhead, operating synergies are expected, including capital expenditure savings.

         The acquisition of Arrowhead will further increase Song AB's ability to offer its customers advanced data and telecommunication services. Song AB's management has identified the following assets as particularly important in its offering of services after the acquisition of Arrowhead, which will result in the following benefits for Song AB:

An advanced infrastructure

     o Arrowhead's network covers 63 cities in Sweden, as well as Oslo and Copenhagen, and consists of an approximately 6,000 route kilometer network, of which approximately 66% is leased.

An attractive existing customer base

     o Arrowhead currently has an enterprise customer base of approximately 700 customers, with an estimated annualized revenue of SEK 73 million. This existing customer base will be added to the Company's current revenues.

Network equipment

     o Arrowhead owns excess network equipment, such as SDH and DWDM equipment, ducts and fibers, after its acquisition of the assets of the distressed carrier Pangea, together with other related assets. Some of the Pangea group entities are currently undergoing administrative receivership or bankruptcy procedures and there is potential risk that third parties may have claims with respect to the transferred property.

         In connection with the Restructuring and the Share Purchase Agreement, Vattenfall intends to undertake certain transactions to adjust Arrowhead's balance sheet prior to the completion of the acquisition of Arrowhead by Song AB in January 2003. The Balance Sheet herein is based on Arrowhead's actual balance sheet at June 30, 2002. As contemplated in the Share Purchase Agreement, Arrowhead is intended to be free of interest-bearing debt (other than debt to Vattenfall) prior to its acquisition by Song AB. Furthermore, all receivables and liabilities between Arrowhead and the Vattenfall group, other than those incurred in the normal course of business, and excluding the financial debt to Vattenfall for which the corresponding claim will be transferred from Vattenfall to Song AB, are intended to be settled prior to the acquisition or to be remitted, in whole or in part, to Arrowhead as an unconditional shareholders' contribution.

Future Outlook for Arrowhead and Potential Synergies

         As discussed further in the "Description of Arrowhead" section herein, Vattenfall has pursued several reorganization and cost-cutting programs after its acquisition of Arrowhead in April 2001 in an effort to make Arrowhead's operations profitable as soon as possible. At the time the Restructuring Agreement and the Share Purchase Agreement were entered into, on October 8, 2002, these internal processes were not yet fully completed by Vattenfall and Arrowhead.

         Consequently, Arrowhead's current financial performance is not necessarily representative of the operations that eventually will be acquired by Song AB. In addition, after the acquisition the Company intends to merge the two organizations and networks, which potentially will provide opportunities for Song AB to realize the anticipated synergies. There can be no guarantees that these synergies will ever be realized, or that if they are realized, the benefits of the synergies will reach the magnitudes expressed below.

         The following areas have been identified in which potential synergies may be realized:

     o The combination of Song AB's existing infrastructure and Arrowhead's infrastructure will further increase the capacity, safety, redundancy and reliability of the Company's infrastructure, and hence, the quality of its service offering.

     o Post-acquisition, Song AB may migrate parts of the capacity in Arrowhead's leased lines to its own network when capacity contracts expire, enabling further potential increases in the gross margin of the Arrowhead operations over the long term, since costs for current leased capacity can be reduced.

     o The technology in Arrowhead's network may potentially lower Song AB's costs of establishing new data communication connections to customers.

     o Revenue is expected to further increase from the current SEK 73 million to approximately SEK 120 million annually. After migrating capacity to its own network the existing revenue base will be added to the Company's existing revenues.

     o The merger of the two organizations will result in several redundant positions in both organizations, enabling significant decreases of the operational expenses post-acquisition.

     o Song AB estimates that some of the equipment held by Arrowhead may be utilized in the planned continued expansion of Song AB's network, lowering the estimated infrastructure capital expenditure by up to SEK 100 million for the combined fiscal years of 2003 and 2004, including savings from the relocation of a site.

         Song AB's management believes that the Song Group, after the acquisition of Arrowhead, will further strengthen its capabilities of offering competitive state-of-the-art data and telecommunication services to its enterprise customers.

                           DESCRIPTION OF ARROWHEAD

Background

         Arrowhead is a data, Internet and telecommunications (excluding voice) operator focused on the enterprise segment in Sweden. Arrowhead manages Vattenfall's telecommunications services in the Nordic region, other than Vattenfall's household voice operations in Sweden.

         Vattenfall started building dark fiber networks on its power grid in the mid-1990's. In 1999 and 2000, Vattenfall intensified the build-out and made the strategic decision to start selling network capacity. Vattenfall implemented this strategy by acquiring 53% of Arrowhead during the year 2000, which had founded an ISP operation in 1997 and had leading skills in designing IP networks. By the middle of March 2001, Vattenfall increased its participation interest in Arrowhead to 70%. On March 20, 2001, Vattenfall made a public bid for the remaining shares of Arrowhead, valuing the company at SEK 560 million, and became the sole owner of Arrowhead.

         During the second half of 2001, the operations of Arrowhead were streamlined with the aim of focusing on the operator business in Sweden. As part of this streamlining, Arrowhead divested its consultancy and Danish ISP operations. In February 2002, the businesses of Arrowhead and certain of its subsidiaries were transferred to Vattenfall Connection AB, which company then assumed the name Arrowhead AB and Arrowhead AB became Arrowhead Services AB.


Business Concept and Strategy

         Arrowhead's business concept is to offer high quality and cost effective communication services to middle-sized and large enterprises, operators and the public sector in Sweden. The vision of Arrowhead management is to be one of the three leading operators in this segment. The strategy can be summarized as set forth below:

     o Build a low-cost high-capacity network in Sweden through the use of Gigabit Ethernet technology on existing infrastructure;

     o Focus on developing data and Internet services and source all other services customers' demand through partners; and

     o    Sell over-capacity to other operators providing carrier services.

The Network

         Arrowhead's network covers 63 cities in Sweden, as well as Oslo and Copenhagen, and consists of an approximately 6,000 route kilometer network, of which approximately 4,000 route kilometers are leased by Arrowhead pursuant to an indefeasible right of usage ("IRU") and approximately 2,000 route kilometers are owned by Arrowhead. The network, including network equipment assets and installations, consists of the following parts:

The Gigabit Ethernet Network

         The Gigabit Ethernet network consists of a redundant high capacity data communication network, between Stockholm, Copenhagen and Oslo, using Ethernet technology. The network also extends to northern Sweden. Ethernet is normally used in local area networks, such as networks with a single building or office, but has lately become increasingly utilized in wide area networks, covering large distances. The backbone of the Gigabit Network has a capacity of 2.0 Gb/s.

The DWDM/SDH Network

         Arrowhead recently acquired a network infrastructure from the carrier Pangea, built on a wide-spread telecommunication technology, Synchronous Digital Hierarchy (SDH) protocol over Dense Wavelength Division Multiplexing
(DWDM). DWDM is a technology that makes it possible to increase the capacity of a single fiber through sending the information in multiple wavelengths or "channels." SDH is a common transport protocol for long-haul networks. The network connects the cities of Stockholm, Oslo and Copenhagen with a maximum capacity of up to 320 Gb/s. Currently installed capacity is 20 Gb/s SDH, and 40 Gb/s over DWDM, divided into 2.5 and 10 Gb/s channels. Today it is integrated into Arrowhead's Gigabit Network, providing increased redundancy, safety and capacity. The DWDM/SDH network is upgraded to the latest software releases, and is prepared to handle further capacity increases, network expansion and Gigabit Ethernet capacity.

Access Networks

         In addition to its long-distance network, Arrowhead has access networks in 63 Swedish cities. These metropolitan area networks are built on leased or rented fiber connections and in part SHDSL (Single-line High Speed
DSL) on existing copper lines, with the exception of the metro area network in Uppsala, which is owned and operated by Arrowhead. The access networks complement the long-haul networks, providing last-mile connection to customers.

Telehouse Facilities

         Arrowhead owns and manages four "Telehouses," providing floorspace, co-location and hosting services in Sweden. Arrowhead leases the properties in which the Telehouses are located. The Telehouses are located in Stockholm (1,700 square meters), Gothenburg (230 square meters), Sundsvall (160 square meters), and Malmo (100 square meters + 40 square meters co-location). The Telehouses offer high security in terms of burglar alarms, fire protection, reliable power supply and other protective measures. In addition, 40 square meters of co-location is available in Oslo and Copenhagen.

Service Portfolio

         Arrowhead's service portfolio consists of:

              o Carrier services and network capacity. These include passive network capacity using dark fiber without any end-user equipment providing communication capacity, network capacity based on wavelength channels in between DWDM nodes in Arrowhead's network, SDH-based network capacity, Ethernet-based network capacity, and global Internet connectivity for service providers that manage their own IP addresses;

              o Business communication services. These include Virtual Private Network (VPN) services allowing for customers to establish secure corporate networks over Arrowhead's public network infrastructure. LAN services based on Ethernet and Virtual Lan
              (VLAN) technology, other traditional IP-based data communication services and Internet connectivity; and

              o Co-location and related services. Location of customer-owned equipment in secured data facilities is offered in Arrowhead's Telehouses in Stockholm, Gothenburg, Malmo and Sundsvall. The services include rack space in Arrowhead's cabinets and physical access to the equipment in accordance with agreed service levels.

Organization and Staff

         The Arrowhead organization consists of five operational units plus overhead located in six offices in Sweden. As of the date of this Description, in total there are 131 employees, of which more than half are based in Stockholm.

Customers

         Arrowhead offers its services to middle-sized and large enterprises, the public sector and other telecommunication operators in Sweden. Arrowhead has approximately 700 customers.

Agreement with Vattenfall

         Arrowhead has an agreement up to December 31, 2015 with Vattenfall Regionnat for an indefeasible right of usage to a significant part of Vattenfall's optical fiber network, excluding inter alia two fiber-pairs, which will be used internally by the Vattenfall group. There are no significant co-location or maintenance costs associated with these fibers. This IRU will be transferable to any company within the Song Group.

Other Important Agreements

         Arrowhead has also signed a number of capacity agreements with other operators, including with Sprint for global transit, Utfors for maintenance and co-location, Nortel for support and Dotcom as a sales partner. Other than the Vattenfall agreement, the most important is with Banverket, the telecommunication operations of the Swedish Rail Road.

The Network Acquired from Pangea

         Arrowhead recently purchased assets from Pangea, a distressed northern European telecommunications company. Pangea had built a fiber network in southern Sweden, also reaching Oslo and Copenhagen, called the Pangea Ring. The acquisition made Arrowhead the owner of the complete network, including cables, ducts and network equipment and adherent assets, such as site equipment in seven main sites, two of which are warehoused and ready for immediate network expansion. Some of the Pangea entities are currently under administrative receivership or bankruptcy procedures. There is potential risk that third parties may have claims with respect to the property acquired from the Pangea entities.

         In connection with the acquisition of the assets from the Pangea group companies in bankruptcy, Arrowhead entered into agreements with Utfors for, among other things, lease of premises, co-location and IRUs, in order to enable the operations of the networks purchased from Pangea. Utfors is currently under Swedish company reconstruction procedures. Should the reconstruction fail and Utfors be declared bankrupt, this may subsequently have an adverse effect on Arrowhead's agreements with Utfors and Arrowhead's operations of the relevant parts of its network.


Financial information

Current Trading

         For purposes of illustrating the past performance of Arrowhead, prior to the completion of the internal restructuring process and the acquisition by Song AB, the income statement for the six-month period ending June 30, 2002, is set forth in the table below:


Income Statement, six months ending June 30, 2002

SEK million
(prepared in accordance with Swedish        Arrowhead, six month period
GAAP)                                       ending June 30, 2002
=========================================================================
Operating revenue                            35.9
Cost of goods and services                  -34.2
-------------------------------------------------------------------------
Gross Margin                                  1.7
S G &A expenses                             -97.6
Other income/expense net                      1.0
Items affecting comparability                 4.5
-------------------------------------------------------------------------
EBITDA                                      -90.4
Depreciations & Amortization                 -6.4
-------------------------------------------------------------------------
EBIT                                        -96.8
Financial net                                -2.5
-------------------------------------------------------------------------
Loss before income taxes                    -99.3
=========================================================================


         In July and August 2002, Arrowhead won significant VPN and capacity contracts with Orange, Skandiabanken and Carelink. From January 1, 2002 through August 31, 2002, Arrowhead has generated 220 new customer contracts, representing annual revenues of SEK 37 million, of which less than SEK 3 million is included in the six months ending June 30, 2002. Co-location sales have increased by 66% and capacity sales by 29% during the six months ending June 30, 2002. Besides limited sales to the distressed carrier Pangea, Arrowhead has not lost any significant customers.

         Furthermore, Arrowhead has actively implemented cost cutting initiatives and a process development program over the last 1 1/2 years. During 2002, headcount decreased from 161 to 131 persons and an office reduction program is currently being carried out as a consequence of the lower staff numbers. As of October 8, 2002, at the time of the signing of the Share Purchase Agreement, Vattenfall and Arrowhead had not yet fully completed these internal processes.

         As a result, the operations that Song AB has agreed to acquire may differ significantly from Arrowhead's current operations. Consequently, the historical financial information of Arrowhead is not representative of the operations that will be acquired by Song AB.

         The balance sheet below is based on Arrowhead's actual balance sheet as at June 30, 2002. The balance sheet as shown may differ significantly from the actual balance sheet at the time of Song AB's acquisition of Arrowhead on the closing date scheduled to occur in January 2003.


Balance Sheet, as at June 30, 2002

SEK million
(prepared in accordance with
 Swedish GAAP)                              Arrowhead, as at June 30, 2002
=========================================================================
Fixed assets
Intangible assets                           116.3
Tangible assets                              78.8
Financial fixed assets                      232.3
-------------------------------------------------------------------------
                                            427.4
Current assets
Receivables and other current assets        559.5
Cash                                       -445.0
-------------------------------------------------------------------------
                                            114.5
-------------------------------------------------------------------------
Total assets                                541.9
=========================================================================
Restricted equity                             2.7
Accumulated losses                          -67.1
-------------------------------------------------------------------------
Total equity                                -64.4
Long term debt                              456.0
Short term debt                             150.3
-------------------------------------------------------------------------
Total debts and equity                      541.9
=========================================================================


                              PRO FORMA ACCOUNTS

         The Restructuring of Song AB will have a significant impact on the Company's financial position and the basis for its future development. The Restructuring of Song AB is described in "The Restructuring" section herein and the impact of the Restructuring on Song AB is described in the "Description of Song AB after the Restructuring" section herein.

         The pro forma statements (the "Pro Forma Statements") set forth below have been prepared in accordance with Swedish GAAP solely to illustrate the possible effects of the Restructuring on Song AB's financial position. These statements are based on the interim report of Song AB as at June 30, 2002, assuming that the Restructuring had taken place on January 1, 2002. The items that have been assumed for purposes of the pro forma calculations are:

     o Outstanding Notes on January 1, 2002, i.e., not owned by Song AB and Song N.V., with a nominal value calculated in SEK as of June 30, 2002, of SEK 4,347 million have been exchanged for up to a maximum of 3,155,818,200 Ordinary Shares and up to a maximum of 345,266,200 Preference Shares as part of the Note Exchange.

     o Issue of 1,153,846,154 Ordinary Shares to Vattenfall and Stena for payment in cash of SEK 300 million.

     o Rights issue of 373,241,700 Ordinary Shares, for payment in cash of up to SEK 97,042,842.

     o Issue of Convertible Notes with an aggregate nominal value of up to SEK 97,942,000.

         For purposes of the Pro Forma Statements below, the new issue of 384,615,385 Ordinary Shares to Vattenfall for a subscription price of SEK 100 million, contemporaneously with a corresponding acquisition by Song of 100% of the shares in Arrowhead from Vattenfall, for payment of SEK 100 million has not been included.

         For further information, see "Comments to the Pro Forma Statements" below.

Pro Forma Balance Sheet, as at June 30, 2002
                                                                                              Song AB, as
                                                                New issue     New issue of    at June 30;
SEK million                                                     of shares;    Convertible     Pro Forma
(prepared in accordance with     Song AB, as at    Note         SEK 300m +    Notes;          post-
Swedish GAAP)                      June 30 2002    Exchange     SEK 97m       SEK 98m         Restructuring
============================================================================================================
Fixed assets
Intangible assets                      157.2                                                    157.2
Tangible assets                      5,042.8                                                  5,042.8
Financial fixed assets                 379.5        -303.8                                       75.7
------------------------------------------------------------------------------------------------------------
                                     5,579.5        -303.8           0.0          0.0         5,275.7
Current assets
Receivables and other
  current assets                     1,079.1         -56.0                                    1,023.1
Short term deposits                     49.5                                                     49.5
Cash                                   344.1        -100.0         397.0         97.9           739.0
------------------------------------------------------------------------------------------------------------
                                     1,472.7        -156.0         397.0         97.9         1,811.6
------------------------------------------------------------------------------------------------------------
Total assets                         7,052.2        -459.8         397.0         97.9         7,087.3
============================================================================================================
Restricted equity                    5,367.4         836.5         397.0                      6,600.9
Accumulated losses                  -5,268.5       4,073.9                                   -1,194.6
------------------------------------------------------------------------------------------------------------
Total equity                            98.9       4,910.4         397.0                      5,406.3
Provisions                             124.0                                                    124.0
Convertible bond                                                                 97.9            97.9
Long term debt                       5,280.2      -5,237.7                                       42.5
Short term debt                      1,549.1        -132.5                                    1,416.6
------------------------------------------------------------------------------------------------------------
Total debt and equity                7,052.2        -459.8         397.0         97.9         7,087.3
============================================================================================================

,.

Pro Forma Income Statement,
six months ending June 30, 2002


                                   Song AB,                     New issue     New issue of    Song AB,
SEK million                        six month                    of shares;    Convertible     Pro Forma,
(prepared according to             period ending    Note        SEK 300m +    Notes;          post-
Swedish GAAP)                      June 30 2002    Exchange     SEK 97m       SEK 98m         Restructuring
============================================================================================================

Operating revenue                      1,149.1                                               1,149.1
Cost of goods and services              -684.8                                                -684.8
------------------------------------------------------------------------------------------------------------
GROSS MARGIN                             464.3        0.0           0.0         0.0            464.3
S G &A expenses                         -544.2                                                -544.2
Other income/expense net                 -12.5                                                 -12.5
Items affecting comparability         -1,573.6                                              -1,573.6
------------------------------------------------------------------------------------------------------------
EBITDA                                -1,666.0        0.0           0.0         0.0         -1,666.0
(Adjusted EBITDA)                        -80.5                                                 -80.5
Depreciations & Amortizations           -504.3                                                -504.3
------------------------------------------------------------------------------------------------------------
EBIT                                  -2,170.3        0.0           0.0         0.0         -2,170.0
Financial net                            -38.5       57.0           9.9        -1.0             27.4
------------------------------------------------------------------------------------------------------------
Loss before income taxes              -2,208.8       57.0           9.9        -1.0         -2,142.9
============================================================================================================

EBITDA                                -1,666.0                                              -1,666.0
Items affecting comparability          1,573.6                                               1,573.6
Other income/expense net                  12.5                                                  12.5
Social security expenses on
  employee stock options                  -0.6                                                  -0.6
Adjusted EBITDA                          -80.5                                                 -80.5
------------------------------------------------------------------------------------------------------------

Adjusted EBITDA is defined as EBITDA before provisions for social security fees, compensation expenses related to employee stock options, non-recurring restructuring charges, foreign exchange gains and losses and all other items reported as Other income/expenses.


Comments to the Pro Forma Statements

Note Exchange

         The Note Exchange is assumed to have taken place for all outstanding Notes, except for those held by Song AB and Song N.V. All Noteholders, other than Song AB and Song N.V., are assumed to have tendered all of their Notes in exchange for Ordinary Shares and Preference Shares in Song AB and the Notes currently held by Song AB and Song N.V. are assumed to have been cancelled. In the Pro Forma Statements it is assumed that up to 3,151,818,363 Ordinary Shares and 341,266,446 Preference Shares, which may be issued in exchange for the Notes, have been issued at a price per share of SEK 0.26 and SEK 0.05, respectively, increasing Song AB's restricted equity (non-distributable reserves) by SEK 836.5 million. The 3,151,818,363 Ordinary Shares and the 341,266,446 Preference Shares used in the Pro Forma Statements and elsewhere in this Description, (see "Description of Share Capital and Principal Shareholders" herein), are numbers that are calculated to match the economic terms of the Restructuring Agreement. Please note that the exact total amount of Ordinary Shares and Preference Shares that will be issued to the Noteholders when the actual Note Exchange is effected may vary slightly from these calculated numbers, since each Noteholder's individual allotment of shares - which may include fractions of shares - will be rounded to the closest number of shares. Consequently, depending on the total aggregate effect of this rounding, the total number of Ordinary Shares and Preference Shares issued in the Note Exchange is expected to be within the range of, i.e., for Ordinary Shares, of no less than 3,147,818,363 and no more than 3,155,818,200, and, i.e., for Preference Shares, of no less than 337,266,446 and no more than 345,266,200.

         In the Pro Forma Balance Sheet, the book value of all Notes on June 30, 2002, SEK 5,237.7 million, has been eliminated, as well as the book value of Notes held by Song AB and Song N.V. and accounted for as financial fixed assets. The total exchange value of the outstanding Notes will be lower than the current book value of the Notes at the time of the exchange. The difference will be booked in the balance sheet as an increase of unrestricted equity (distributable reserves). When the Note Exchange is completed, Song AB will also dissolve previously activated financing fees, as well as accrued interest costs on outstanding Notes and interest gains on Notes held. Finally, the estimated aggregate advisory costs for the Note Exchange, SEK 156 million, of which SEK 56 million were balanced as of June 30, 2002, have been eliminated. In total, these adjustments will increase Song AB's unrestricted equity by SEK 4,073.9 million.

         In addition, in the Pro Forma Income Statement, the net of interest expense and interest income, including foreign exchange gains or losses (financial net) of SEK 57 million from the outstanding Notes accrued in the six-month period ending June 30, 2002, has been deducted in full to reflect the effects of an exchange of all Notes outstanding.

Equity Investment, Rights Offering and Convertible Notes

         In the Pro Forma Statements, the proceeds from the Equity Investment, the Rights Offering and the Convertible Notes, a total of SEK 494,984,842 in cash, are assumed to have been fully subscribed and paid-in in full. The interest income on this cash position during the six-month period has been calculated at an annualized interest rate of 5%. Consequently, the net proceeds from the share issues, SEK 397 million, have increased the Company's financial net by SEK 9.9 million for the six-month Pro Forma period, ending June 30, 2002. In addition, an interest bearing convertible loan of SEK 97,942,000 will be added. The annual interest of the Convertible Notes is 7% and assuming the same interest rate on the cash position as above (5%), the net financial cost of the Convertible Notes in the income statement for the six month period is estimated to be SEK 1.0 million.

         After the Restructuring is completed, the Song Group will be virtually debt free and fully funded on a consolidated basis with new owners and an extended network, with the exception of the newly issued Convertible Notes described above and limited standard banking facilities.

Items Affecting Comparability

         In Song AB's income statement for the six-month period ending June 30, 2002, there are significant costs that can be regarded as affecting comparability. In total, the income statement for Song AB includes items of comparability of a total of SEK 1,573.6 million, including write-downs of goodwill and tangible fixed assets of SEK 1,563.2 million, as well as SEK 10.4 million charge for restructuring costs.

         The financial information presented in certain pro forma statements containing estimates of the possible future performance of Song AB is included in this Description and represents the earnings and results compiled in accordance with Swedish GAAP. The historical financial information contained in Song AB's and Song N.V.'s annual reports on Form 20-F and quarterly financial information on Form 6-K filed or submitted with the Commission to date has been presented in accordance with U.S. GAAP. Swedish GAAP differs in certain respects from U.S. GAAP. See "Presentation of Information" herein for a description of the principal differences between Swedish GAAP and U.S. GAAP. Further, pro forma information is included to focus the investor's attention on certain selective components of Song AB's results, and may omit material information, which otherwise would have been presented according to U.S. GAAP. The Pro Forma Statements contained elsewhere in this Description are "forward-looking statements" within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934 which are based on the assumption of occurrence of transactions which have not yet actually occurred and are based largely on Song AB's current expectations and projections about future events and trends, uncertainties and assumptions relating to the restructuring. The Pro Forma Statements should not be used to compare Song AB's financial information with other reporting periods and with other companies.


                  RISK FACTORS RELATING TO THE RESTRUCTURING

Risks Relating to the Restructuring

Song AB may not receive the necessary shareholder approval of the financial Restructuring at its EGM scheduled for November 11, 2002.

         The Restructuring, including the Note Exchange, is subject to the approval of the necessary resolutions by the Extraordinary General Meeting of the shareholders of Song AB. Certain of these resolutions will require the support of two-thirds of the votes cast as well as the number of shares represented at the EGM. There is no assurance that such qualified majority will be obtained at the EGM. If the Company is unable to receive this required approval, the Plan of Composition and the pre-negotiated Restructuring will fail.

Even after the financial Restructuring of Song AB, Song AB may not be able to have sufficient additional capital necessary to fund growth, operating losses and working capital. If the Company is unable to raise needed capital, Song AB could be declared bankrupt.

         Song AB has incurred substantial losses and negative cash flows from operating activities in total of SEK 1,528.6 million during the period from 1999 through 2001. Although the Company currently expects to turn profitable in 2004 there can be no guarantees that the Company will be profitable or have a positive cash flow.

         Even after the Company's financial Restructuring, if the estimated positive cash flows fail to materialize, the Company may require significant amounts of capital to sustain growth, continue to develop its network, fund its operations and stay competitive by expanding sales and marketing efforts and product and service offerings. Song AB is currently in the process of effecting its Restructuring plan and anticipates that, upon the completion of the Restructuring, its cash balances, together with the anticipated cash flow from its operations, will provide the Company with sufficient capital to fully fund its business to cash flow breakeven. However, there is no assurance that the Company will be able to effect the Restructuring, or to secure alternative sources of financing if the Restructuring is not consummated.

         If the plans or assumptions upon which the Restructuring is based change or prove to be incorrect, Song AB may need to seek other sources of financing such as lines of credit with commercial banks or vendors or additional public financing. If the Company is unable to obtain financing from these sources, or is unable to obtain financing on a timely basis or on favorable terms, the Company may have to delay or abandon some of the development and expansion plans or seek additional financing earlier than anticipated. Furthermore, if the Company is unable to raise any capital or financing at all, it could be declared bankrupt.

Song AB has incurred substantial losses that may continue indefinitely and make it difficult to fund its operations.

         Song AB has generated operating losses and negative cash flow and adjusted EBITDA from its operating activities to date.(2) For the year ended December 31, 2001, Song AB had a loss from operating activities of approximately SEK 1,492.4 million ($142.7 million), negative cash flow from operating activities of SEK 373.7 million ($35.7 million) and negative adjusted EBITDA of approximately SEK 530.7 million ($50.8 million). For the year ended December 31, 2000, Song AB had a loss from operating activities of approximately SEK 567.0 million ($54.2 million), negative cash flow from operating activities of SEK 1.1 billion ($102.8 million) and negative adjusted EBITDA of approximately SEK 348.7 million ($33.3 million). For the year ended December 31, 1999, Song AB had a loss from operating activities of approximately SEK 267.9 million ($25.6 million), negative cash flow from operations of SEK 54.9 million ($5.2 million) and negative adjusted EBITDA of approximately SEK 182.4 million ($17.4 million). Song AB expects to continue to incur significant further operating losses and negative adjusted EBITDA in the near term. There is a risk that Song AB may never be profitable.


----------------
(2) The Company has translated dollar amounts from Swedish kronor at a rate of $1.00 = SEK 10.46 as of December 31, 2001.

         Prices of communications services have fallen in Europe in recent years, and it is possible that prices will continue to decline. In addition, there is general weakness in the European markets, including in the Nordic region, for carrier, dial-up Internet access and Internet hosting services. This slowdown in the European telecommunications markets could slow the growth in Song AB's revenue and its ability to achieve profitability. Song AB cannot be certain that it will achieve or, once achieved, be able to maintain, operating profits or positive cash flows in the future, in which case the Company will be unable to meet its working capital or debt service requirements.

The actual amount and timing of Song AB's future capital requirements may differ materially from Song AB's current estimates due to various factors, many of which are beyond the Company's control.

         The actual amount and timing of Song AB's future capital requirements may differ materially from the Company's current estimates due to various factors, many of which are beyond the Company's control. Additional financing may be required in the event of further departures from the Company's current business plans and projections, including those caused by (1) unforeseen delays, (2) cost overruns, (3) engineering design changes, (4) demand for the Company's services that varies from its expectations, (5) adverse regulatory, technological or competitive developments, (6) difficulties or delays in obtaining necessary rights-of-way, or (7) major changes in market conditions.

Song N.V. may face involuntary liquidation if the Company does not successfully complete the proposed Restructuring.

         Under The Netherlands Civil Code, the court is obligated to liquidate a Dutch N.V. company, at the request of the public attorney, if the company cannot comply with its corporate purposes under its articles due to losses in excess of the equity and the statutory reserves. In certain circumstances the court can order a grace period before imposing liquidation.

         If the Company fails to effect the Restructuring, or to obtain sufficient alternative financing, it will cease to be a going concern and be forced into liquidation. In such event, the Company anticipates that the proceeds of the liquidation would not be sufficient to pay its creditors in full and, therefore, there would be nothing left for distribution to its shareholders.

If the public perception of this Restructuring is negative, it could have an adverse effect on the Song Group's business.

         Regardless of whether the Restructuring is successful, the public perception of the Company and the Song Group may be negatively impacted by the proposed transactions. If, due to negative press articles or otherwise, the Group's current and potential customers and suppliers perceive Song AB as a company with financial difficulties, they may decide not to purchase Song AB's products and services, or to no longer supply the Group with their products or services or suppliers may decide to supply these products and services to the Group on less favorable terms. In particular, the Group's ability to procure contracts with larger customers, including government related entities, which are usually awarded through bidding processes, may be compromised. Such a public perception could also adversely impact the Group's future access to additional capital, make it more difficult to hire and retain key employees and have other material adverse effects on the business, results of operations and financial condition of the Song Group.

Dissatisfied holders of the Notes may commence litigation or insolvency proceedings against Song N.V., Song AB or any of the other companies in the Song Group.

         Although an ad hoc Committee of holders of the Notes has entered into an agreement with Song AB and Song N.V. to support the Restructuring and the Plan of Composition, this Committee does not represent all the holders of the Notes. If sufficient holders of the Notes that are not represented by this Committee are not satisfied with the terms of the proposed Restructuring, they may commence litigation or liquidation proceedings against Song N.V., Song AB or any of the other companies in the Song Group. Any such proceedings may reduce the prospect of a restructuring as a going concern.

The claims of holders of the Notes may be limited in the event that Song N.V. or any of its operating subsidiaries are declared bankrupt.

         If Song N.V. is declared bankrupt under the laws of The Netherlands, the claim of a holder of Notes may be limited, depending on the date such claim becomes due and payable in accordance with its terms. Generally, claims which were not due and payable on the date of the bankruptcy will become due and payable as of such date. Each such claim will have to be submitted to the receiver (curator) of Song N.V. to be verified by the receiver (curator). "Verification" means that the receiver determines the value of the claim and whether and to what extent it will be admitted in the bankruptcy proceedings. Three methods of verification may be applied:

     o the value of a claim of a holder of Notes which becomes payable at an undetermined point in time will be calculated at its net present value on the date of the bankruptcy;

     o the value of a claim of a holder of Notes which becomes payable within one year of the date of the bankruptcy will be calculated as if such claim were payable as of the date of the bankruptcy; and

     o the value of a claim of a holder of Notes which becomes payable after one year of the date of the bankruptcy will be calculated at its net present value, as if such claim were payable on the date which is one year after the date of the bankruptcy.

         Although no interest is payable on unsecured claims as of the date of bankruptcy, if the net present value of a claim of a holder of Notes needs to be determined, such determination will be made by taking into account the agreed payment date and interest rate.

         Local bankruptcy laws would be applicable in the event of an insolvency of any of the Song N.V.'s Swedish, Norwegian, Danish and Finnish subsidiaries and may operate to either subordinate or void any of their respective debt obligations. Because the Notes are Song N.V.'s sole responsibility, in the event of bankruptcy of any of Song N.V.'s subsidiaries, the holders of Notes will not have a direct action against the assets of any such subsidiaries. Claims of the creditors of Song N.V.'s subsidiaries, including without limitation any tax authorities or trade creditors, will have a priority claim to the assets of such subsidiaries over Song N.V.'s claims and any of its creditors, including the holders of the Notes.

Risks Related to Dutch Court Proceedings

Song N.V.'s creditors may not approve the Plan of Composition, which may lead to its liquidation.

         In order to be accepted, the Plan of Composition must be approved by the holders of at least 66? per cent in number and 75 per cent in aggregate principal and accrued interest amount of the unsecured, non-preferred creditors. As a consequence of Dutch bankruptcy law, admitted and recognized creditors not present at the Creditors' Meeting, or admitted or recognized creditors who are present at such meeting but abstain from voting, shall effectively be considered to have voted against the Plan of Composition. In the event Song N.V.'s creditors do not accept the plan, the Dutch court may, at its discretion, declare Song N.V. bankrupt. Such a declaration would put Song N.V. into liquidation. If Song N.V.'s creditors do not accept the Plan of Composition and the Dutch court does not declare Song N.V. bankrupt, the suspension of payments will terminate. Song N.V. may then be put in bankruptcy at the request of a creditor in respect of claims that are accelerated due to the filing of the request for suspension of payments.

If Song N.V. fails to receive sufficient votes in favor of the Plan of Composition, the Company may pursue an alternative financial restructuring that may be less favorable to you.

         In the event that sufficient votes to accept the Plan of Composition and the plan of reorganization are not received from holders of Notes, Song N.V. may seek to accomplish an alternative restructuring of its indebtedness. There can be no assurance that the terms of any such alternative restructuring would be similar to or as favorable to you, Song N.V.'s other creditors or shareholders as those proposed in the Plan of Composition and the Restructuring plan.

The Dutch court may decide not to confirm the Plan of Composition, which may lead to the liquidation of Song N.V.

         Even if the creditors of Song N.V. approve the Plan of Composition, the Dutch court may decide not to confirm the plan. At the Creditors' Meeting, the supervisory judge will set a date at which the court will consider confirmation (homologatie) of the plan, which is currently anticipated for December 4, 2002. This date should be between eight and fourteen days after the Creditors' Meeting. However, the Dutch court can postpone the date on which it will consider the confirmation of the plan. Before confirmation takes place, the administrator and the ordinary creditors are entitled to notify the Dutch court of their positions as to the confirmation of the plan, and the supervisory judge will render a written report on the plan.

         In addition, the Dutch court may also on other grounds or at its discretion (ambtshalve) refuse to confirm the plan. It may, for example, decide that the type and amount of consideration offered is inadequate. The Dutch court may also, at its discretion, declare Song N.V. bankrupt simultaneously with its refusal to confirm the plan. Such a declaration would put Song N.V. into liquidation. If the Dutch court does not confirm the Plan of Composition (Akkoord) and does not declare Song N.V. bankrupt, the suspension of payments will terminate. Song N.V. may then be put in bankruptcy at the request of a creditor in respect of claims that are accelerated due to the filing of the request for suspension of payments.

         As a consequence of Dutch Bankruptcy law a debtor is only allowed to offer a Plan of Composition once. If the Plan of Composition is not accepted in the suspension of payments procedures, no Plan of Composition can be offered in any ensuing subsequent bankruptcy proceeding.

The Plan of Composition may be delayed if any of Song N.V.'s creditors appeal against confirmation of the Akkoord.

         The confirmation of the Plan of Composition is open to appeal to the Court of Appeal by Song N.V.'s creditors who voted against the Plan of Composition at the Creditors' Meeting or by creditors that were not present at such meeting within eight days after the date of the ruling (beschikking) on the confirmation by the Court. In the event that the Court refuses confirmation, both Song N.V. and the creditors that voted in favor of the Plan of Composition at the Creditors' Meeting may appeal against the ruling of the Dutch Court within eight days after such ruling. The subsequent ruling of the Court of Appeal is open to appeal (cassatie) in the same way and within the same term after the ruling of the Court of Appeal.

Some of Song N.V.'s creditors may request dissolution of the Plan of Composition, which may lead to Song N.V.'s liquidation.

         Each creditor towards whom Song N.V. does not timely fulfill its obligations under the confirmed Plan of Composition may request dissolution of the Akkoord by the Dutch Court. In that case, Song N.V. would be required to prove that it had fulfilled its obligations under the plan. The Dutch Court may grant Song N.V. a postponement of one month in order to fulfill its obligations. If the Dutch Court dissolves the plan, the Dutch Court will declare Song N.V. bankrupt. Such a declaration would put Song N.V. into liquidation.

It is uncertain how the Dutch Court will apply Dutch bankruptcy law to Song N.V.

         As Dutch bankruptcy law dates from 1896 (although it has been amended from time to time), it does not contain provisions that fully take into account economic developments since that time. In the event Dutch bankruptcy law does not specifically provide a solution for a legal issue, the outcome is left to the discretion of the supervisory judge and the Dutch courts. Some of the issues in this case are issues for which Dutch bankruptcy law does not provide a resolution. The outcome of these issues is difficult to predict. Furthermore, Dutch bankruptcy law gives the supervisory judge and the Dutch courts a great deal of discretion to make decisions in insolvency proceedings.

Risks Related to the Company

A few customers represent a significant portion of the Company's revenues. If the Company were to lose any of these customers, its revenues could decrease significantly.

         A significant portion of the Company's business is transacted with four customers. These customers cumulatively accounted for 23%, 17%, and 21% of Song AB's revenues for the years ended December 31, 1999, 2000 and 2001 respectively. There can be no assurance that the Company will be able to retain these customers or other large customers. The loss, or a decrease, of business from one or more of these customers might result in the Company's revenues decreasing proportionately.

Song AB may have difficulties managing the acquisition of Arrowhead, and other possible future acquisitions, and the Company may not be able to realize the benefits expected from these transactions.

         As part of the Company's business strategy, Song AB has acquired companies in business areas that are complementary to the Company's current operations. Song AB expects to realize operating synergies from these acquisitions and from its acquisition of Arrowhead. However, there is no assurance that the Company will be able to achieve the benefits that its management expects to realize or that the expected benefits will be realized within the time frame the Company contemplates. Song AB may also enter into strategic alliances, make further acquisitions or make investments in other complementary businesses in the future. Any such future strategic alliances, acquisitions or investments would involve risks. Any such strategy would present risks inherent in assessing the value, strengths and weaknesses of acquisition and investment opportunities, and in integrating and managing newly-acquired operations and improving their operating efficiency. In addition, such acquisitions and investments could divert the Company's resources and management time. The Company cannot be sure that any desired strategic alliance, acquisition or investment could be made in a timely manner or on terms and conditions acceptable to Song AB. The Company also cannot assure you that it will be successful in identifying attractive acquisition candidates, completing and financing additional acquisitions on favorable terms, or integrating the recent or future business acquisitions or assets into the Company's existing operations.

Song AB may encounter continued or increasing competition from incumbent telecommunications operators and other operators, which could force the Company to lower prices and result in decreased margins.

         The Nordic communications industry is a competitive market that is subject both to the continued dominance of incumbent telecommunications operators and to the arrival of other new entrants. Sustained price competition could hinder our ability to make a profit.

         The incumbent telecommunications operators have significant competitive advantages over non-public telecommunications operator market participants which include:

     o    cost advantages as a result of economies of scale,

     o    greater market presence and network coverage,

     o    greater brand name recognition, customer loyalty and goodwill,

     o control over domestic transmission lines and over the access to these lines by other participants, and

     o close ties to national regulatory authorities, which may be reluctant to adopt policies that would give rise to increased competition for the incumbent telecommunications operators.

         Song AB's policy has been to price its products and services at a discount to the incumbent telecommunications operators, at levels comparable with other new entrants, and to offer high-quality customer care products and services. While decreasing prices are fueling growing demand for bandwidth, they are also narrowing gross profit margins on traffic. The Company's ability to compete successfully in this environment will significantly depend on its ability to generate a revenue mix with a high level of direct revenue and data, that is, services that generate high margins. The Company cannot assure you that it will be able to do so.

Government regulation significantly affects and could have a negative impact on the Company's business.

         Unlike U.S. carriers, the incumbent telecommunications operators in each of the Nordic countries, other than Denmark which has been fully privatized, are owned entirely or partially by the national government. This ownership may provide a regulator with an incentive to favor the incumbent telecommunications operator, notwithstanding such regulator's presumed independence. Even if the regulatory authority does not favor the incumbent telecommunications operator, government ownership may free the incumbent telecommunications operator from the dictates of market forces, thus insulating it from factors to which other carriers are subject and giving it an additional competitive advantage.

         As a result, Song AB may be incorrect in its assumptions that:

         o each country in which the Company intends to expand its operations will enact and enforce, on a timely basis, the measures necessary to ensure that new entrants can compete with the incumbent telecommunications operators, and

         o Song AB will be allowed to provide and to expand its services in the countries according to its business plan.

         The Company also faces the risk that future changes in the law, regulation, government or current interpretation of existing laws and regulations in any country in which it operates, or plans to operate, could have a negative impact on the Company's business.

Song AB and Song N.V.'s international operations are subject to regulatory, tax and exchange rate risks.

         Song AB and Song N.V. have international operations and, accordingly, are subject to inherent risks associated with such operations, including complying with various regulatory and tax regimes, staffing and maintaining foreign operations. Any such risks could have an adverse effect on their future operations.

         The costs and expenses relating to the operating activities of Song AB and Song N.V. are principally in Swedish kronor and the currencies of the Nordic countries. None of Sweden, Norway or Denmark has yet adopted the euro as its legal currency, and, as a result, Song AB and Song N.V. are subject to additional foreign exchange rate risks.

                      EXCHANGE RATE AND OTHER INFORMATION


Financial and Other Information

         Unless otherwise indicated, financial information in this Description has been prepared in accordance with generally accepted accounting principles in Sweden. Swedish GAAP differs in certain respects from United States generally accepted accounting principles. See "Presentation of Information" herein for an explanation of these differences.

Currency of Presentation

         In this Description, unless otherwise specified or unless the context otherwise requires, all references to "Swedish kronor," "Swedish krona" and "SEK" are to the lawful currency of the Kingdom of Sweden, all references to "Norwegian kroner," "Norwegian krone" and "NOK" are to the lawful currency of the Kingdom of Norway, all references to "Danish kroner," "Danish krone" and "DKK" are to the lawful currency of the Kingdom of Denmark, "Finnish markka" or "FIM" are to the former currency of the Republic of Finland and all references to "euro" and "(euro)" are to the lawful currency of the countries of the European Monetary Union, of which Finland is a member. In this Description, unless otherwise specified or unless the context otherwise requires, all references to "dollars" or "$" are to the lawful currency of the United States.

         Amounts stated in dollars, unless otherwise indicated, have been translated from Swedish kronor, Norwegian kroner, Danish kroner or euros at assumed rates solely for convenience and should not be construed as representations that the Swedish krona, Norwegian krone, Danish krone or euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated or any other rate. Unless otherwise specified, dollar amounts have been translated from Swedish kronor at the rate of $1.00 = SEK 9.25, from Norwegian kroner at the rate of $1.00 = NOK 7.39, from Danish kroner at the rate of $1.00 = DKK 7.54 and from euro at the rate of $1.00 =
(euro)1.01, using the respective noon buying rates in The City of New York for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on October 11, 2002. Song AB and Song N.V. do not make any representation that the amounts in Swedish kronor, Norwegian kroner, Danish kroner, Finnish markkas or euro have been, could have been or could be converted into dollars at the rates indicated or at any other rates.

         The following table sets forth, for the periods indicated, information concerning the noon buying rate for Swedish kronor, expressed in Swedish kronor per dollar. Such rates are provided solely for the convenience of the reader and should not be construed as a representation that Swedish krona amounts actually represent such dollar amounts or that such Swedish krona or euro amounts could have been, or could be, converted into dollars at that rate or at any other rate. Song AB and Song N.V. did not use such rates in the preparation of their consolidated financial statements or in the financial statements of their acquired subsidiaries included in this Description.


Swedish Kronor Exchange Rate                                             Period-
Year Ended December 31,           Average Rate(1)     High      Low     End Rate
-----------------------           ---------------     ----      ---     --------

 1995.............................     7.11           7.55      6.50      6.63
 1996.............................     6.71           7.03      6.55      6.83
 1997.............................     7.67           8.08      6.87      7.94
 1998.............................     7.97           8.21      7.58      8.10
 1999.............................     8.30           8.65      7.71      8.51
 2000.............................     9.17          10.36      8.35      9.44
 2001.............................    10.33          11.05      9.28     10.46
 2002 (through October 11)........     9.82          10.73      9.20      9.25

___________

(1) The average of the noon buying rates on the last business day of each month during the relevant period.


Metric Equivalents

         For your convenience, the following table sets out the relationship between key metric measures used in this Description and imperial equivalents:

   1 Kilometer.................................................   = 0.6214 Miles
   1 Meter.....................................................   = 3.2808 Feet

                                  ___________



                                 SUBSIDIARIES


         Song Networks Holding AB has one operating direct wholly owned subsidiary, Song Networks N.V., which is consolidated. The following table sets out certain information with respect to Song AB's consolidated subsidiary:

                                                             Issued          Percentage
                                                             Share           owned by
Name                                Registered Office        Capital         Song AB        Principal Business
----                                -----------------        -------         -------        ------------------
                                                           (thousands)      (per cent)

Song Networks N.V.............     Blaak 16, 3011TA          EUR               100%         Provision of
                                   Rotterdam,                49,408.45                      Telecommunications
                                   The Netherlands                                          Services


         Song Networks N.V. has four direct wholly owned subsidiaries all of which are consolidated. The following table sets out certain information with respect to these subsidiaries:



                                                             Issued          Percentage
                                                             Share           owned by
Name                                Registered Office        Capital         Song N.V.      Principal Business
----                                -----------------        -------         ---------      ------------------
                                                           (thousands)      (per cent)


Song Networks Group AB...........    Svardvagen 19, 1tr       SEK 100           100%               Provision of
                                     Stockholm                                               Telecommunications
                                     Sweden                                                            Services
Song Networks AS.................    Postboks 1639            NOK 5,000         100%               Provision of
                                     VIKA 0120 Oslo                                          Telecommunications
                                     Norway                                                            Services
Song Networks A/S................    Vesterbrogade 149        DKK 9,999         100%               Provision of
                                     1620 Kopenhamn                                          Telecommunications
                                     Denmark                                                           Services
Song Group Finland Oy............    Mechelininkatu 1a        EUR 1,000         100%               Provision of
                                     00180 Helsinki                                          Telecommunications
                                     Finland                                                           Services



            DESCRIPTION OF SHARE CAPITAL AND PRINCIPAL SHAREHOLDERS

Share Capital

         As of the date of this Description, Song AB has a registered and issued share capital of SEK 8,294,260 divided into 165,885,200 Ordinary Shares, each with a nominal value of SEK 0.05. The share capital has been paid in full. Each Ordinary Share will, after the approval of the EGM, carry ten votes. In the event of an issue of Ordinary Shares, each shareholder shall have rights of pre-emption to purchase a number of Ordinary Shares pro rata to the aggregate number of Ordinary Shares held by such shareholder, unless a resolution by a general meeting authorizing the issue decides otherwise. All Ordinary Shares confer equal rights of participation in Song AB's assets and profits. The shares are listed on the Stockholmsborsen's O-list under the symbol "SONW".

         As of the date of this Description, Song AB has no issued Preference Shares. As part of the Restructuring, Noteholders will be able to exchange Notes for a combination of new Ordinary Shares and Preference Shares of Song AB. Each Preference Share has a nominal value of SEK 0.05 and entitles the holder to one vote. Each Preference Share is convertible into one Ordinary Share, at no cost to the holder, on a pro rata basis and subject to certain conversion of Convertible Notes (as described below) into Ordinary Shares. The Preference Shares are redeemable at the option of Song AB for nominal value following maturity of Convertible Notes to be issued by Song AB in connection with the Note Exchange. Preference Shares are not entitled to any dividends and rank subordinate to Ordinary Shares in entitlement to distributions.

         Song AB currently has 7,102,891 warrants related to employee stock option programs outstanding corresponding to a dilution of 4.1 per cent in terms of capital and voting power.

Historical development

         The following table summarizes the historical development of Song AB share capital.


------------------------------------------------------------------------------------------------------
                                                      Nominal Value     Increase in          Share
                                          Total No.       per Share   Share Capital,      Capital
Year    Event            New Shares       of Shares           (SEK)           (SEK)          (SEK)
------------------------------------------------------------------------------------------------------
1995   Founding               1,000           1,000            100           100,000       100,000
1996   New issue              9,000          10,000            100           900,000     1,000,000
1997   New issue              9,000          19,000            100           900,000     1,900,000
1997   Split 100:1        1,881,000       1,900,000              1                 0     1,900,000
1998   New issues         1,550,000       3,450,000              1         1,550,000     3,450,000
1999   New issues         2,308,340       5,758,340              1         2,308,340     5,758,340
2000   Split 20:1       109,408,460     115,166,800           0.05                 0     5,758,340
2000   New issues        42,050,992     157,217,792           0.05         2,102,550     7,860,890
2001   New issues         8,667,385     165,885,177           0.05           433,369     8,294,259
2002   New issues                23     165,885,200           0.05                 1     8,294,260
------------------------------------------------------------------------------------------------------

         New issues of shares relate to either the exercise of warrants and options in relation to Song AB's different options schemes, or new issues in order to raise more funds to finance the expansion of Song AB's operations. The latter consists of both directed share issues at market price or rights issues to current shareholders.

Proposed changes

         The following table shows the development of the share capital subject to the current proposed Restructuring of Song AB.

----------------- -------------- -------------  -------------  ------------  -------------  -------  ------------  ------------
Event              New Ordinary           New     Total  no.     Total no.      Total no.      Nom     Increase         Share
                         Shares    Preference    of Ordinary            of      of Shares      Val.    in Share       Capital
                                       Shares         Shares    Preference                     per      Capital         (SEK)
                                                                    Shares                   share        (SEK)
                                                                                              SEK
----------------- -------------- -------------  -------------  ------------  -------------  -------  ------------  ------------
Pre-Restructuring
Share Capital                                     165,885,200             0    165,885,200    0.05             0     8,294,260
----------------- -------------- -------------  -------------  ------------  -------------  -------  ------------  ------------
Debt for equity
swap              3,151,818,363   341,266,446   3,317,703,563   341,266,446  3,658,970,009    0.05   174,654,240   182,948,500
----------------- -------------- -------------  -------------  ------------  -------------  -------  ------------  ------------
Directed new
issue to Equity
Investors         1,153,846,154             0   4,471,549,717  341,266,446   4,812,816,163    0.05    57,692,308   240,640,808
----------------- -------------- -------------  -------------  ------------  -------------  -------  ------------  ------------
Rights issue
to pre-
Restructuring
shareholders
                    373,241,700             0   4,844,791,417  341,266,446   5,186,057,863    0.05    18,662,085   259,302,893
----------------- -------------- -------------  -------------  ------------  -------------  -------  ------------  ------------
Conversion of
Convertible
Notes (1)           251,133,332             0   5,095,924,749  341,266,446   5,437,191,195    0.05    12,556,666   271,859,559
----------------- -------------- -------------  -------------  ------------  -------------  -------  ------------  ------------
Directed new
issue to
Vattenfall as
part of the
Arrowhead
Acquisition         384,615,385             0   5,480,540,134  341,266,446  5,821,806,580     0.05    19,230,770   291,090,329
----------------- -------------- -------------  -------------  -----------  -------------   -------  ------------  ------------
Post-
Restructuring
Share Capital
before Reverse
Stock Split                                     5,480,540,134  341,266,446  5,821,806,580     0.05             0   291,090,329
----------------- -------------- -------------  -------------  -----------  -------------   -------  ------------  ------------

(1) Assuming full conversion of the Convertible Notes to be issued as part of the proposed Restructuring of the Song Group.


         The table above illustrates the effects of the share capital of the Restructuring transactions. Please note that the exact total amount of Ordinary Shares and Preference Shares that will be issued to the Noteholders when the actual Note Exchange is effected may vary slightly from these calculated numbers, since each Noteholder's individual allotment of shares - which may include fractions of shares - will be rounded to the closest number of shares. Consequently, depending on the total aggregate effect of this rounding, the total number of Ordinary Shares and Preference Shares issued in the Note Exchange is expected to be within the range of, i.e., for Ordinary Shares, of no less than 3,147,818,363 and no more than 3,155,818,200, and, i.e., for Preference Shares, of no less than 337,266,446 and no more than 345,266,200.

         In addition, Song AB envisages to execute a reverse stock split of 100:1 prior to the commencement of the Note Exchange and the other Restructuring transactions. Consequently, the number of shares and the nominal value per share post-Restructuring should be adjusted accordingly. For purposes of illustrating the expected actual number of shares and the share capital after the Restructuring and the Reverse Stock Split, the post-Reverse Stock Split equivalent of the last row in the table above is set forth below. Due to the effects of the Reverse Stock Split on the Restructuring transactions, the amount of shares to be issued is rounded to the nearest number of shares, and the share capital post-Restructuring differs slightly from the table above.

         After the Restructuring and the Reverse Stock Split, the share capital of Song AB is expected to be the following (number of shares or SEK):

----------------------- -------------- ------------- --------------- ------------ ------------- ------- ------------
Event                    New Ordinary           New   Total  no. of    Total no.     Total no.     Nom        Share
                               Shares    Preference        Ordinary          of     of Shares      Val.      Capital
                                             Shares          Shares   Preference                   per         (SEK)
                                                                          Shares                 share
                                                                                                 (SEK)
----------------------- -------------- ------------- --------------- ------------ ------------- ------- ------------
Post-
Restructuring Share
Capital                                                  54,805,403    3,412,665    58,218,068    5.00  291,090,340
----------------------- -------------- ------------- --------------- ------------ ------------- ------- ------------

         In the tables above no adjustments have been made for the potential dilutive effects of outstanding warrants or options for the account of Song AB. The management of Song AB is of the opinion that this is justified, taking into consideration the recent development of the share price and also the effects of the Restructuring described in earlier sections. Please see "Share Option Schemes" below for a description of the current outstanding option schemes.

Book Value per Share: Before and After the Restructuring

-------------------- --------------- ------------------------------------------------------------------- -----------------
                                                      Changes During the Restructuring
-------------------- --------------- ------------------------------------------------------------------- -----------------
                     Pre-                                 Equity                         Acquisition of   Pro Forma, post-
                     Restructuring     Note Exchange    Investment       Rights Issue       Arrowhead      Restructuring
-------------------- --------------- ---------------- ---------------- ---------------- ---------------- -----------------
Shareholders'
Equity (SEK                    98.9          4,910.4           300.0             97.0            100.0           5,506.3
million) as at
June 30, 2002
-------------------- --------------- ---------------- ---------------- ---------------- ---------------- -----------------
Total No. of Shares     165,885,200    3,493,084,809   1,153,846,154      373,241,700      384,615,385     5,570,673,248
-------------------- --------------- ---------------- ---------------- ---------------- ---------------- -----------------
Book value per
Share (SEK)                    0.60                                                                                  0.99
-------------------- --------------- ---------------- ---------------- ---------------- ---------------- -----------------

Please note that this table reflects the situation after the Restructuring, assuming full subscription and participation in all parts of the
Restructuring, but before any conversion of the Convertible Notes and the
Reverse Stock Split.
--------------------------------------------------------------------------------------------------------------------------


Preferential Rights

         Under Swedish law, registered shareholders on each date of record, have a preferential right to subscribe for further issues of shares for cash in proportion to their holdings, unless a resolution by a general meeting authorizing the issue decides otherwise. Such resolution requires a qualified majority of two-thirds of the votes cast and the number of shares represented at the general meeting.

         At general meetings, there are no quorum requirements and resolutions are passed by a simple majority of the votes cast, except that some resolutions require special quorums, a greater than majority approval of the votes cast at the meeting and/or a greater than majority approval by shares represented at the meeting. The following decisions, among others, require special approvals:

o a resolution to amend the articles of association (the "Articles of Association") requires the approval of at least two-thirds of the votes cast as well as two-thirds of all shares present or represented at the meeting,

o a resolution to amend the Articles of Association that reduces any existing shareholder's right to profits or other assets, restricts the transferability of shares or alters the legal relationship between shares, normally requires unanimous approval by the shareholders present at the general meeting where such shareholders hold at least nine-tenths of total shares outstanding, and

o a resolution to amend the Articles of Association for the purpose of limiting the number of shares for which a shareholder may vote at a general meeting, requiring us to retain a larger amount of the net profit than required by the Swedish Companies Act, or amending shareholders' rights in a winding-up of Song AB, normally requires the approval of two-thirds of the votes cast at the meeting, as well as approval of at least nine-tenths of the shares present or represented at the general meeting.

Share Option Schemes

         Song AB has issued warrants to employees, senior executives and board members in the Song Group. Up to and including 1999, the Company had respective Swedish and international option schemes. In 2000 there was a harmonization in which the Company chose to create a general common option scheme for employees and senior executives management throughout the entire Group.

Option Scheme 2001

         During 2001 the General Meeting decided to issue two general option programs.

         Following a decision taken at the Extraordinary General Meeting on February 27, 2001, promissory notes were issued together with detachable warrants for a new issue of shares. The promissory notes with a nominal value of SEK 10 each were connected with 100 warrants issued at a rate of SEK 900, with an addition of SEK 10 for the promissory note. The offer was aimed at employees and senior executives in the Group. Each warrant carries the right to subscribe for one new share in the Company. The warrants can be exercised up to and including March 15, 2004 at an exercise price of SEK 52 per share. In total 320,200 warrants were issued.

         At an Extraordinary General Meeting held on November 15, 2001 it was decided to issue promissory notes together with detachable warrants for a new issue of shares. The promissory notes with a nominal value of SEK 10 each were connected with 100 warrants issued at a rate of SEK 75, with an addition of SEK 10 for the promissory note. The offer was aimed at employees and senior executives in the Group. Each warrant carries the right to subscribe for one new share in the Company. The warrants can be exercised up to and including November 22, 2004 at an exercise price of SEK 13 per share. In total 3,419,000 warrants were issued.

Option Scheme 2000

         During 2000 two option programs were issued.

         Following a decision taken by the Board of Directors on January 28, 2000, in accordance with a mandate from the Extraordinary General Meeting on December 23, 1999, promissory notes were issued together with detachable warrants for a new issue of shares. The price per unit, consisting of a promissory note with a nominal value of SEK 5 and a warrant, amounted to SEK
20. The offer was aimed at employees and senior executives in the Group. Each warrant carries the right to subscribe for one new share in the Company. The warrants can be exercised up to and including January 28, 2003 at an exercise price of SEK 129 per share. In total, 789,000 warrants were issued.

         Following a decision taken at the General Meeting on August 15, 2000 promissory notes were issued together with detachable warrants for a new issue of shares. The price per unit, consisting of a promissory note with a nominal value of SEK 1 and a warrant, amounted to SEK 24. The offer was directed at employees who transferred to the Company's Norwegian subsidiary, Song Networks AS, as part of the acquisition of ElTele Rogaland AS' operations. Each warrant carries the right to subscribe for a new share in the Company. Warrants can be exercised up to and including October 1, 2003 at an exercise price of SEK 119 per share. In total 38, 718 warrants were issued.

Option Schemes 1999 and 1998

         In 1999 a decision was taken to issue an option scheme for Board members, senior management as well as employees of the Song Networks Holding Group. Due to differences in legislation concerning stock options the option scheme was structured differently in Sweden, Denmark, Finland and Norway. In the following summary, the share split decided in December 1999 has been taken into account.

The Swedish Scheme

         Employees, and senior executives were invited to buy one unit consisting of a promissory note and a warrant to subscribe for one share in the Company. The price per unit amounted to SEK 2.40, including a promissory note with a nominal value of SEK 0.50. The warrants can be exercised up to and including October 25, 2002 at an exercise price of SEK 25.80 per share. In total 660,000 units were issued under the 1999 option scheme.

The International Scheme

         In Norway, Denmark and Finland the Company's subsidiaries have during 1999 and 1998 granted employees and senior executives stock options carrying a right to subscribe for shares in the Company. To enable the subsidiaries to fulfill their obligations to supply these stock options, the Board of Directors has on March 3, 2000, in accordance with a mandate from the Extraordinary General Meeting of February 17, 2000, issued warrants for a new issue of shares to the Finnish subsidiary, Song Networks Oy. Each option entitles the holder to subscribe for one share in the Company. When the conditions for the stock options are fulfilled Song Networks Oy will, conditional on approval by the Finnish subsidiary's General Meeting, distribute warrants to stock option holders. The terms and conditions for the stock options varies and they have different exercise periods. The earliest exercise date was April 7, 2001 and the latest May 8, 2004. The remaining options have exercise dates between these two dates. Employees and senior executives in Norway, Denmark and Finland have not paid anything for the warrants.

Norway

         A majority of the options can be exercised at an issue price of NOK 5 per share increased by one per cent per month from the allocation day up to and including the month in which the option is exercised. In total 1,594,000 stock options were granted to employees and senior executives in the Company's Norwegian subsidiary during 1999 and 1998.

Denmark

         Most options can be exercised at an issue price amounting to between NOK 5 and NOK 16 per share. In total 1,729,960 stock options were granted to employees and senior executives in the Company's Danish subsidiary during 1999 and 1998.

Finland

         During 1999, the Finnish subsidiary granted 1,820,000 stock options with an exercise price of NOK 5. In addition, 700,000 stock options were granted to employees and senior executives, which can be exercised at an issue price corresponding to the average market price of the Company's shares during certain designated months.

         The total number of stock options granted under the international scheme during 1998 and 1999 is 5,843,960.

         The table beneath summarizes Song AB's outstanding option schemes.

-------------------------- ------------------ ------------ ------------------ -------------------- ---------------------
Name of option scheme      Date of decision    Exercise    Final exercise       No. of subscribed    No. of outstanding
                                               price       date               options or warrants   options or warrants
-------------------------- ------------------ ------------ ------------------ -------------------- ---------------------
Swedish scheme             July 13, 1999       SEK 25.75    October 25, 2002            660,000               620,000
International scheme       February 17, 2000   NOK 5-16(1)  May 1, 20052              5,843,960             1,915,996
2000 scheme                December 23, 1999   SEK 129      January 28, 2003            789,000               789,000

Option schemes after listing
2000 scheme2               August 15, 2000     SEK 119      October 1, 2003              38,718                38,718
2001 scheme                February 27, 2001   SEK 52       March 15, 2004              320,200               320,200
2001 scheme                November 15, 2001   SEK 13       November 22, 2004         3,419,000             3,418,977
-------------------------- ------------------ ------------ ------------------ -------------------- ---------------------
         Total                                                                       11,070,878             7,102,891
-------------------------- ------------------ ------------ ------------------ -------------------- ---------------------

(1) The conditions for the warrants vary and they also have different( subscription prices. The majority of the warrants have a subscription price within the above interval.
(2)  Additional scheme for former ElTele Rogaland employees.


Conditions and Provisions for the Issue of New Shares in Relation to the Option Schemes

         Each warrant holder is entitled, for each warrant, to purchase one share in the Company at an exercise price applicable to each of the option schemes described above. Notification of subscription is made by submitting a written notification to the Company of the warrant holder's wish to subscribe for new shares up to and including the final day for exercise of warrants given for each option program. Where a notification of subscription is not filed within the period set forth in each contract for the respective option schemes, any and all rights pursuant to the warrants shall lapse. In conjunction with the notification of subscription, payments shall be made in a lump sum in cash for the number of shares to which the notification of subscription relates.

         Each of the Song Group's share option schemes includes a catalog of terms governing the methodologies to recalculate the number of warrants and/or the share subscription prices, if and when a company performs certain corporate actions effecting the shareholders' equity or nominal value per share. The guiding principle for recalculation terms is that the economical situation for the holder of a warrant shall not be effected by any of the corporate actions set forth in the terms and conditions of each option scheme. However, there are differences between the schemes issued.

         The terms of the international scheme, mandated at an Extraordinary General Meeting of February 17, 2000, do not incorporate any recalculations in the event of any new issue of shares or convertible notes, promissory notes with attached warrants or reductions of the share capital. Only bonus issues and share splits or reverse splits will cause the terms to be recalculated.

         The terms for all other schemes provides for recalculation of the warrants, in the event of any share issue, issue of convertible notes or other offer, all with preferential rights for the shareholders, as well as for any extraordinary large cash dividend, bonus issue or reduction in share capital.

Pre-Restructuring Dilution

         With consideration taken for all outstanding warrants decided on after Song AB became listed and the current number of outstanding shares, dilution amounts to around 2.0 per cent of the total number of shares and votes. The total dilution, including warrants outstanding decided on before the listing, amounts to around 4.1 per cent of the total number of shares and votes.

Dividends

         Neither Song AB nor Song N.V. have paid any dividends on their respective shares during the previous three years and do not anticipate paying any cash dividends in the foreseeable future. Song AB currently intends to retain future earnings to finance operations, expand the network, repay outstanding obligations and finance future acquisitions. The ability of Song AB or Song N.V. to declare or pay cash dividends, if any, will be dependent upon the ability of their subsidiaries to declare and pay dividends or otherwise transfer funds to Song AB or Song N.V. In addition, the indenture agreements governing the outstanding Notes limit the ability of Song N.V. to pay dividends.

         Song AB and Song N.V.'s Finnish subsidiary, Song Group Finland Oy, has received EUR 406,651 in dividends from its 40 percent holding of capital and voting rights in Corenet Oy.

         The Swedish Companies Act stipulates that all classes of shares carry equal rights regarding entitlement to dividends unless otherwise stated in the Articles of Association. Payment of dividends must be authorized by a shareholders' resolution passed at an annual general meeting held within six months of the end of the financial year to which it relates. The Swedish Security Register Center executes the dividend payments on behalf of the Company.

         There is no provision for interim dividends to be paid in respect of a financial period for which financial statements have not been prepared. Under Swedish law, shareholders must approve the payment of dividends of the annual general meeting of shareholders.

         The amount of any dividends is limited, among other things, by the amount of profits and reserves available for distribution at the end of the financial period in respect of which the dividend is to be paid and may not exceed the amount recommended by the board of directors (except to a limited extent where the holders of 10 per cent or more of the total shares have otherwise requested) or be of an amount which, when compared to the Company's cash requirements and financial position, would be contrary to good business practice.

         In accordance with the Swedish Companies Act, at least 10 per cent of the net profits for the year, after deducting any losses brought forward, must be allocated to a non-distributable statutory reserve unless and until the amount of such reserve equals 20 per cent of the nominal amount of the issued share capital. Any premium on any issue of shares must also be allocated to such statutory reserve.

         Any dividend unclaimed after a period of ten years from its due date for payment is forfeited and reverts to the Company.

Limitations on Voting and Shareholding

         There are no limitations imposed by Swedish law or by the Company's Articles of Association on the rights of foreign persons to hold or vote the ordinary shares or the American Depositary Shares representing ordinary shares other than limitations that would apply generally to all shareholders.

Principal Shareholders Pre-Restructuring

         The following table sets forth the Company's principal shareholders as of August 30, 2002.

------------------------------- -------------------- ------------------------------- ----------------------------
         Shareholder            Percent of capital            Address                         CEO
                                     and votes
------------------------------- -------------------- ------------------------------- ----------------------------
Christianie Foundation                   6.6         PO Box 129, 9490 Vaduz,         Mr. Christer Hagglund
                                                     Liechtenstein
                                                     60 Sloane Avenue,
Lars Windfeldt                           3.3         London SW3 3DD, UK                       N/A
                                                     C/O Hoegh Invest AS,
                                                     PO Box 2461 SOLLI,
Fritas AS                                2.4         0201 Oslo, Norway               Mr. Trulls Gunnar Bergersen
                                                     50 Kennedy Plaza,
Providence Equity Partners               2.4         Providence, RI 0209, USA        Mr. Jonathan M. Nelson
                                                     Ramsattravagen 1, 152 49
Staffan Rasjo                            2.1         Sodertalje, Sweden                       N/A



Historical Share Performance

         For the year ended December 31, 2001, the diluted loss per each of Song AB's shares was SEK 11.28, compared to SEK 5.42 and SEK 3.79 for the years ended December 31, 2000 and December 31, 1999, correspondingly. For a description of the diluted loss per each of Song N.V.'s shares, please see the 2001 Annual Report on Form 20-F for Song N.V., as filed with the Commission.


-------------------------------------------------------
     Opening price for Song Networks Holding AB,
              (SONW) at Stockholmsborsen
=======================================================
Year and Month                        SEK per share
-------------------------------------------------------
         2001
August                                      16.00
September                                    7.30
October                                      4.34
November                                     5.85
December                                    11.50
         2002
January                                      9.00
February                                     8.65
March                                        3.16
April                                        3.65
May                                          1.31
June                                         1.76
July                                         1.79
August                                       0.83
-------------------------------------------------------



-------------------------------------------------------
  Opening price for Song Networks Holding AB,
          (SONW) at Stockholmsborsen

Month and Day                         SEK per share
-------------------------------------------------------
September
         02                                0.77
         03                                0.77
         04                                0.68
         05                                0.79
         06                                0.74
         09                                0.90
         10                                0.69
         11                                0.56
         12                                0.47
         13                                0.50
         16                                0.50
         17                                0.39
         18                                0.35
         19                                0.40
         20                                0.42
         23                                0.42
         24                                0.37
         25                                0.41
          26                               0.40
          27                               0.40
          30                               0.40
October
           1                               0.36
           2                               0.37
           3                               0.35
           4                               0.36
           7                               0.36
           8                               0.36
           9                               0.36
          10                               0.32
          11                               0.37
          14                               0.38
-------------------------------------------------------
Source of information: SIX AB, Stockholm



              BOARD OF DIRECTORS AND MANAGEMENT OF THE SONG GROUP


         Song AB's general affairs and business are under the direction and supervision of its board of directors (the "Board"). The Board is elected by a majority vote of its shareholders at an annual general meeting for a term of one year. The Board currently consists of four directors without any deputy. Song AB's Articles of Association provide for a minimum of three and a maximum of eight directors, with no more than three deputy directors. A general meeting of shareholders may change the minimum and maximum number of directors, fix the term of the directors and reelect or remove any director.

Board Procedures and Committees

         Guidelines for the work of the Board, together with instructions for dividing work between the Board and the CEO and instructions for reporting, are contained in the rules of procedure (the "Rules of Procedure") which were agreed by the Board on April 22, 2002. These Rules of Procedure also indicate how many scheduled Board meetings are to be held (at least four scheduled meetings per year), which issues are to be dealt with at the scheduled meetings, the division of work among Board members including the obligations of the chairman, the division of work between the Board and CEO and how the work of any committees will be organized.

         The Board has appointed a remuneration committee and an audit committee. The remuneration committee sets salaries and other remuneration for senior managers in the Company, which must be presented to the Board for informational purposes or for approval. The audit committee consists of at least three independent Board members. Their task on behalf of the Board is, among other things, to continually monitor the auditing of the Company's accounts and to recommend a choice of auditor to the annual general meeting ("AGM").

         Agreements relating to the Board of Directors

         On March 15, 2000, the principal shareholders of Song AB entered into an agreement whereby they agreed that, as long as the Providence funds hold at least 10 per cent of the outstanding shares of Song AB, they will take all actions within each party's control to cause:

     o at least two nominees of the Providence funds to be directors of the Board of Song AB, and

     o one-third of the members of any committee of the Board of directors, except the audit committee, to be elected upon the nomination of the Providence funds.

BOARD OF DIRECTORS

Lars Gronberg, Chairman - Born 1949

         Mr. Gronberg has been a member of the Board since May 2000 and a member of the audit committee since May 2000. From 1998 to 2000, Mr. Gronberg was the Chief Executive Officer of Intrum Justitia. Prior to that time, Mr. Gronberg held the position of Vice President of TeleDanmark from 1996 to 1998. From 1993 to 1996, Mr. Gronberg was Vice President of Kinnevik. Prior to 1993, Mr. Gronberg held senior management positions in Procordia Group and Rank Xerox. Mr. Gronberg holds a Master in Business Administration degree from the Stockholm School of Economics.

         Shareholding in Song AB: 0 shares and 0 warrants.

Tommy Ekstrom, Director - Born 1955

         Mr. Ekstrom, one of Song AB's founders, has been on its Board since 1996. Mr. Ekstrom has worked in the telecommunications industry for 20 years. From 1982 to 1990, he served as a project manager of Ericsson AB overseeing major global projects. Prior to this assignment, he was a Project Manager with Motorola AB and held a senior position at Europolitan where he was responsible for the implementation of the fixed part of the mobile network and for business development. Mr. Ekstrom holds a degree in Mechanical Engineering from Katrineholms Technical Institute.

         Shareholding in Song AB: 1,750, 000 shares directly or indirectly via investors, and warrants corresponding to 150,000 shares.

Lennart Lubeck, Director - Born 1938

          Mr. Lubeck has been a member of the Board since Song Networks Holding's founding and a member of its audit committee and compensation committee since December 1999. He is Chairman of the Swedish Space Corporation and has served as a Program Manager for Swedish Technology Foresight, a program set up by private and public agencies in Sweden to outline the future of Swedish business in a 20-year perspective. Mr. Lubeck holds a Master of Science degree in technical physics from the Royal Institute of Technology in Stockholm and a Doctorate from Lulea University.

         Shareholding in Song AB: 90, 000 shares directly or indirectly via investors, and warrants corresponding to 0 shares.

Viesturs Janis Vucins, Director - Born 1945

          Mr. Vucins has been on the Board since March 1999. Mr. Vucins has worked in the telecommunications industry for 30 years. He is currently the regional President of Lucent Enterprise Networks/Europe Middle East Africa, a position he has held since 1998. Prior to joining Lucent, Mr. Vucins served as President of Global One from 1996 to 1998, AT&T-Unisource N.V from 1992 to 1996 and Telia International from 1989 to 1992. He holds a Master in Science and Electrical Engineering degree from the Royal Institute of Technology in Stockholm and additional academic qualifications in business administration and business economics from the University of Stockholm and INSEAD.

         Shareholding in Song AB: 60,000 shares directly or indirectly via investors. 0 warrants.


SENIOR MANAGERS OF SONG AB

Tomas Franzen, Chief Executive Officer and Managing Director of Song Networks Svenska AB - Born 1962 Mr.

         Franzen was appointed new Chief Executive Officer of Song AB, on March 7, 2002, and took up his position on April 1, 2002. Mr. Franzen also took up the position as Managing Director of the Swedish subsidiary, Song Networks Svenska AB, with effect October 1, 2002. Prior to his appointment as CEO he worked with AU-System AB, where he served as Chief Exeuctive Officer since 1999. He was previously Director of Sales at ICL Data AB. He is also a Board member at Allgon AB, BTS AB, ProAct AB and OEM International AB. Mr. Franzen holds a Master of Science from the Technical University of Linkoping.

         Shareholding in Song AB: 0 shares directly or indirectly via investors, and warrants corresponding to 500,000 shares.


Tommy Ekstrom, Founder and Director of the Board - Born 1955

         See "Board of Directors" herein.


Ari-Jussi Knaapila, Executive Vice President and Managing Director of Song Networks Oy - Born 1959

         Mr. Knaapila was appointed Chief Operations Officer in the middle of December 2001 and returned to his previous position as Managing Director of Song Networks Oy in Finland with effect October 1, 2002. Prior to that time, Mr. Knaapila was the Managing Director of Song Networks Oy in Finland since May 1999. Before joining Song Networks Mr. Knaapila served as the Managing Director of Telenordia Oy and as the country manager for Oy Unisys Ab. His previous assignments include a senior sales position with Sophistics Oy, the largest technology hardware supplier in Finland. Mr. Knaapila holds a Master of Science degree from the Helsinki University of Technology.

         Shareholding in Song AB: 37,500 shares directly or indirectly via investors, and warrants corresponding to 1,100,000 shares.


Senior Managers at Subsidiary Companies

Ketil Kivedahl, Managing Director Song Networks AS Norway - Born 1956

         Mr. Kivedahl was appointed Managing Director of Song Networks AS in Norway in September 2001. He has wide ranging experience from various companies within the IT industry where he has held senior management positions both nationally and internationally. He is also on the boards of several companies. He has been Managing Director for Xerox of Norway for five years. Prior to that he worked at Tandem Computers, Commodore Computers AS and Hewlett-Packard Norway AS. Mr. Kivedahl holds a Major in Economics from the University of Gothenburgh.

         Shareholding in Song AB: 0 shares. Warrants corresponding to 175,000 shares.

Lars Netterstrom, Managing Director Song Networks A/S Denmark - Born 1953

         Mr. Netterstrom has been the Deputy Managing Director of Song Networks A/S since August 1998. Mr. Netterstrom has previously served as an Executive Vice President of Telia A/S and held senior positions at Hitachi Data Systemer A/S, Tandem Computers A/S and Burroughs Data Systemer A/S. Mr. Netterstrom holds a Bachelor of Science degree from the Copenhagen Technical Highschool.

         Shareholding in Song AB: 1,261,611 shares directly or indirectly via investors, and warrants corresponding to 280,000 shares.

Summary Table of Shares and Warrants held by Board Members

------------------------------------------------------------------------------
Name                    Title             Year of birth   Shares     Warrants(1)
------------------------------------------------------------------------------
Board members
------------------------------------------------------------------------------
Lars Gronberg           Chairman of the           1949           0           0
                        Board

Tommy Ekstrom           Board member              1955   1,750,000     150,000

Lennart Lubeck          Board member              1938      90,000           0

Viesturs Vucins         Board member              1946      60,000           0
------------------------------------------------------------------------------
Management
------------------------------------------------------------------------------
Tomas Franzen           CEO                       1962           0     500,000

Ari-Jussi Knaapila      Executive Vice            1959      37,500   1,100,000
                        President

Ketil Kivedahl          Managing
                        Director                  1956           0     175,000

Lars Netterstrom        Managing                  1953   1,261,611     280,000
                        Director
------------------------------------------------------------------------------
------------------------------------------------------------------------------
(1) Represented by the number of shares corresponding to the holdings of warrants.


Compensation of Board Members and Management

         For the year ended December 31, 2001, in line with the decision made at the annual general meeting, SEK 894,000 was paid in fees to the Board members of Song AB, whereas SEK 300,000 was paid to the Chairman of the Board and SEK 125,000 to individual members not employed by the Group. The remuneration was reduced by SEK 31,000 for the Board member who resigned in September 2001. Besides his Board duties, the former Chairman, Lars Windfeldt, was engaged as a consultant regarding strategic issues for which he was paid a consultancy fee.

         During 2001, Ivar Stromberg, former CEO and President of the parent company received salary and other remuneration amounting to SEK 2.4 million. Salary and other remuneration were paid by the subsidiary Song Networks Group Svenska AB, not by the parent company. The CEO had the right to a pension according to the Swedish ITP plan at the age of 65.

         Tomas Franzen, who was appointed CEO and President of Song AB in March 2002 and took up his position April 1, 2002, receives a salary and other remuneration amounting to SEK 2.4 million on an annual basis. Salary and other remuneration are paid by the subsidiary Song Networks Group Svenska AB, not by the parent company. The CEO has the right to a pension according to the Swedish ITP plan at the age of 65. In addition to this Song Networks Group AB pays an amount corresponding 20 per cent of the salary to an individual pension insurance. The period of notice in connection with employment termination for the CEO is eighteen months.

         Song AB's and Song N.V.'s management, and Managing Directors of the subsidiaries as well as key staff, have a bonus as well as salary. The bonus is based on the Group's and/or the specific operational area's performance. The bonus can be a maximum 10 to 50 per cent of the fixed salary. The period of notice is in line with current working practice and amounts to a maximum of one year. For Group management personnel pension payments are in line with the normal ITP plan at the age of 65.

         Song AB has not provided any loans, guarantees or security commitment directly to, or for the benefit of, any Director of the Board, any member of the management or any of the accountants.

Related Party Transactions

         None of the current Directors of the Board, no member of the management nor the accountants have participated directly or indirectly in business deals that are or were unusual in character or regarding the conditions, or are or were of large significance in relation to business operations at Song Networks, and which took place during the current or previous years of operations, and which remain to some extent unregulated or incomplete. The Company has not provided any loans, guarantees or security commitment directly to, or for the benefit of, any Director of the Board, any member of the management nor of the accountant.

         The Company paid SEK 280,249 for the year ended December 31, 2001, and SEK 862,000 for the year ended December 31, 2000, to a law firm for legal services where the brother of Ivar Stromberg, former CEO and President, is a partner. The Company paid consultancy fees totalling SEK 900,000 for the year ended December 31, 2001, to Lars Windfeldt, the former Chairman of the Board, for strategic consultancy services.


                MATERIAL RELATIONSHIPS AND RELATED TRANSACTIONS

         On March 22, 2000, Song AB loaned Song N.V. SEK 4.25 billion of the net proceeds from its March 2000 public offering. As of September 30, 2000, Song AB had loaned Song N.V. a total of SEK 4.43 billion. In December 2000, Song AB converted its loans to Song N.V. into a capital contribution.

         Song N.V. have entered into an agreement with Song AB under which Song AB maintains its license under the Swedish Telecommunications Act and provides Song N.V. and Song N.V. subsidiaries with the license's benefits.

         Song AB has provided various guarantees in respect of the subsidiaries' obligations to third parties. As per September 30, 2002 the liability is capped at SEK 318 million. However, the total exposure is significantly lower.


                     DESCRIPTION OF MATERIAL INDEBTEDNESS

Overdraft Facility

         In November 2001, Song AB put in place a receivables financing arrangement with Svenska Handelsbanken. The facility has a commitment limit and draw-down potential of SEK 200 million, and is secured by account receivables. The total amount that can be borrowed pursuant to this credit facility is limited to 65% of Song AB's receivables not older than 60 days. The balance drawn against the facility as at August 31, 2002 was approximately SEK 80 million.

         For additional description of the material indebtedness of the Song Group, see the section "Description of Material Indebtedness"of the 2001 Annual Report on Form 20-F for Song AB and of the 2001 Annual Report on Form 20-F for Song N.V., as filed with the Commission.


                            ADDITIONAL INFORMATION

Insurance

         In the best judgment of the Board of Directors of Song AB, all Group companies have sufficient insurance coverage, considering the risks arising in its business operations.


Material Disputes

         Song Networks' Swedish subsidiary, Song Networks Svenska AB, is involved in a dispute regarding the construction work of building canalization for optical fiber involving PNB Entreprenad AB and PNB Communication AB. PNB Entreprenad AB has stipulated a total claim of SEK 65 million (i.e. additional compensation for the construction work of building canalization for optical fiber into bridges between Haparanda and Sundsvall, extra compensation for the delayed construction work when building canalization, due to certain obstacles in the ground, and compensation for other construction work made). All compensation to be paid to PNB Entreprenad AB shall be born by the Company, Utfors AB and Telia AB equally in accordance with the partner agreement (Swedish: "Samforlaggningsavtalet") between the parties. In addition, there is an ongoing arbitration procedure between PNB Entreprenad AB and Utfors AB concerning the same issue as described above. The Company has stipulated a total claim of SEK 67 million. All compensation to be paid to PNB Entreprenad AB shall be born by the Company, Utfors AB and Telia AB equally in accordance with the partner agreement between the parties. Furthermore, there is an ongoing court proceeding before the District Court in Stockholm (Stockholms Tingsratt). PNB Communication AB has a total claim of SEK 28 million for the construction work of building canalization for optical fiber in different cities in Sweden. The dispute regards compensation for ordinary construction work as well as construction work for which PNB Communication AB claims additional compensation.

         There is a dispute regarding the amount of rent to be paid to Skanska AB by Song Networks Svenska AB and the contract terminated by Song Networks Svenska AB. Skanska AB initiated proceedings in July 2002 regarding the amount of rent to be paid; however, these proceedings have now been withdrawn as Skanska AB and Song Networks Svenska AB have reached a temporary settlement relating to the outstanding rent to be paid. The dispute relating to the contract terminated by Song Networks Svenska AB is still pending.

         A preliminary settlement agreement has been concluded between Song Networks Svenska AB, Telia and Tele2 AB regarding interconnection fees. The dispute arises out of traffic from Song Networks Svenska AB conveyed by Telia to Tele2's mobile network. The settlement was made in a separate, short-term interconnection agreement, whereby Telia guarantees to forward the traffic to Tele2's mobile network and Song agree to pay an agreed amount per minute for this traffic. The agreement also entails a settlement for the traffic described above for the period July 2000 to November 2001 of an amount of SEK 95 million.

Patents, Licenses and Trademarks

         The operations of the Song Group are not dependent on any patent.

         The Song Group uses trademarks on the services offered. The Company believes that having a distinctive trademark is an important factor in creating and maintaining a strong market position for its services. The Company's trademarks "Song Networks," "Song Communications" and its figurative element were during January, April and May registered in Sweden, Norway, Denmark and Finland, and the Benelux countries under the Madrid protocol, which governs trademark registration in the European Union.

         For additional information on material agreements and material investments entered into by either Song AB or Song N.V., please see the sections "Material Contracts," "Recent Developments," "Related Parties Transactions" and "Acquisitions" of the 2001 Annual Report on Form 20-F for Song AB and of the 2001 Annual Report on Form 20-F for Song N.V., as filed with the Commission.

         See also Press release, dated March 8, 2002: Song Networks connects the Nordic region with Europe for Nilfisk-Advance, a global vacuum cleaning leader based in Denmark; Press release, dated March 14, 2002: Song Networks receives order worth SEK 7 million; Press release, dated March 18, 2002: Song Networks receives order worth NOK 4.5 million; Press release, dated April 3, 2002: Bilia chooses Song Networks; Press release, dated April 17, 2002: Song Networks signs agreement with IT consultancy, Prevas AB; Press release, dated May 7, 2002: Song Networks AS signs contract with Asplan Viak; Press release, dated May 29, 2002: Visma Provider chooses Song Networks as a strategic partner; Press release, dated July 9, 2002: Telenor Business Solutions Holding AS and Song Networks Holding AB enter into Business Combination Agreement; and Song Networks Holding AB Announces Second Quarter 2002 Results; Song Networks Holding AB Announces First Quarter 2002 Results; Quarterly Report for the First Quarter of the year 2002; Quarterly Report for the Second Quarter of the year 2002, as filed with the Commission.

Pension Liabilities

         Song AB only has defined contribution plans, which means that pension costs are expensed as they occur. Costs are made up by insurance premiums paid to independent insurance companies.

Rents and Leases

         Song AB's principal executive offices are located at Svardvagen 19, 182 15 Danderyd, Sweden, where the Company occupies 713 square meters under a lease, which expires on February 29, 2004. The lease is renewable for three year periods unless terminated upon nine months' prior notice. Song AB also occupies offices and space in 24 other cities throughout the Nordic region, including 9,695 additional square meters throughout Sweden, 8,452 square meters in Norway, 3,550 square meters in Denmark and 3,744 square meters in Finland. Song Networks AB, the Company's Swedish subsidiary has entered into an eight-year lease with Skanska for an additional 20,000 square meters of office space in Stockholm. The lease begun in January 2002. Song N.V. does not rent or lease any premises.

         The Company is developing its fiber optic network through own construction and leasing of optical fiber cables under various indefeasible right of use (IRU) contracts. Financial leasing agreements within the Group represent mainly IRU agreements. The leased assets' booked value as of December 31, 2001 were in total SEK 629 million.

         Operational leasing within the Song Group refers mainly to net capacity and office premises. Total leasing charges paid for 2001 amounted to SEK 287 million.

                              TAX CONSIDERATIONS

Tax Considerations for Song AB and Song N.V.

The Netherlands

         The exchange of Senior Notes of Song N.V. for a combination of Ordinary Shares and Preference Shares of Song AB does not have any direct tax impact on Song N.V.

         All payments made in respect of the Notes under the Note Exchange, whether in kind or in cash, may be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Sweden

         The exchange of Senior Notes of Song N.V. for a combination of Ordinary Shares and Preference Shares of Song AB does not have any direct tax impact on Song AB.

         In August 2002, the Swedish subsidiary Song Networks AB, sold net operating losses ("NOLs") amounting to approximately SEK 2,100 million for a consideration of SEK 150 million. In addition to the operating losses sold, Song Networks AB carried forward other losses amounting to SEK 1,053 million. These losses will be forfeited as a result of the sale of the NOLs. The transaction was structured as a sale of the shares in Song Networks AB. Before the sale, the entire business of Song Networks AB was transferred at fair market value to another Song Group subsidiary, Song Networks Svenska AB. The empty Song Networks AB, containing only net operating losses, was then sold to a third party.

         Even after the sale of the NOLs, as an effect of the previous year's net losses, Song AB may have tax loss carry forward amounting to SEK 1,363 million. These are split between countries in which the Song Group operates, with the appropriate corporate income tax rates included, as set forth below:

----------------------------------------------------------------------------
            Tax Loss Carry Forward            |  Corporate Income Tax Rate |
------------------------------------------- --|----------------------------|
Sweden:           | SEK      605 million      |            28%             |
------------------|---------------------------|----------------------------|
Denmark:          | DKK      177 million      |            30%             |
------------------|---------------------------|----------------------------|
Norway:           | NOK      566 million      |            28%             |
------------------|---------------------------|----------------------------|
Finland:          | EUR      25 million       |            29%             |
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         If the profits Song AB estimates for future years materialize, Song
AB may be able to utilize these tax loss carry forwards and thus pay substantially less corporate income tax than indicated by the percentages above.

                            ARTICLES OF ASSOCIATION


Form of Association and Amendments

         The registration number for Song Networks Holding AB is 556512-7031. Song AB is a public company. The Company was incorporated on June 22, 1995 and was registered at PRV on June 22, 1995. Commercial operations started in January 1997. The Company's form of association is governed by the Swedish Companies Act (1975:1385). Since Song AB is an entity incorporated under the laws of the Kingdom of Sweden, the requirement to obtain a declaration of No Objection to its Articles of Association is not applicable to Song AB.

         The registration number with the Trade Registry at the Chamber of Commerce in Rotterdam for Song Networks N.V. is 24292701. Song Networks N.V. is a public company and was incorporated on April 19, 1999. and registered with the Trade Registry on April 23, 1999. Song N.V.'s form of association is governed by Dutch law. The Articles of Association of Song Networks N.V. have been last amended on May 17, 2002, to which amendment the Ministry of Justice has given a Declaration of No Objection with reference number N.V. 1072102. Song Networks N.V. has its statutory seat at Amsterdam.

Objectives under Articles

         The objectives of Song AB pursuant to its Articles of Association are to provide telecommunications services, including independently or through subsidiaries the provision of public telephony services, conduct consulting services, sales and fixtures and fittings with the voice and data communications and ownership and management of shares, as well as other activities consistent therewith.

         The objectives of Song N.V. pursuant to its Article of Association are to:

o    provide telecommunications services,

o to borrow or lend moneys, issue, acquire or otherwise deal in (convertible) bonds, notes, warrants, commercial paper and other securities;

o to participate in, to finance or to have any other interest in, or to conduct the management of, other businesses and companies;

o to provide financial assistance to Group companies in any way, including without limitation by granting guarantees or provide other security for obligations of such group companies.

o to grant guarantees or provide other security for obligations of third parties; and

o to do anything which, in the widest sense of the word, is connected with, or may be conducive to these objects.

Share Capital

         According to the Articles of Association of Song AB, the authorized share capital of Song AB shall be no less than SEK 8,000,000 and no more than SEK 32,000,000 with the nominal value of each share equal to SEK 0.05. The owners of the shares listed in the share register as such as of the record date shall have the right to receive dividends and new shares, as well as preferential rights to participate in any new share issues.

         According to the Articles of Association of Song N.V., the authorized share capital of Song N.V. is equal to 227,500 euros, divided into 22,750,000 shares each having a nominal value of 0.01 eurocent. Shares that have not been issued may be issued by virtue of a resolution of and on the terms and conditions to be decided upon by the general meeting of shareholders. Of this authorized share capital, (euro)49,408.45 has been issued and paid up.